07026390

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jean Coutu Group Inc.

*CURRENT ADDRESS 530, rue Berlault
Longueuil (Quebec)
J4G 1S8 Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON
FINANCIAL

FILE NO. 82- 35707 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 9/4/07

FORM 52-109F1

CERTIFICATION OF ANNUAL FILING

I, André Belzile, Senior Vice-President Finance and Corporate Affairs, in quality of Chief Financial Officer of The Jean Coutu Group (PJC) Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of The Jean Coutu Group (PJC) Inc. (the "issuer"), for the annual period ended June 4, 2007.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : August 3 2007

/s/ André Belzile

André Belzile
Senior Vice-President Finance and
Corporate Affairs

FORM 52-109F1

CERTIFICATION OF ANNUAL FILING

I, Jean Coutu, President and Chief Executive Officer of The Jean Coutu Group (PJC) Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of The Jean Coutu Group (PJC) Inc. (the "issuer"), for the annual period ended June 4, 2007.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

    c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : August 3, 2007

/s/ Jean Coutu

Jean Coutu
President and Chief Executive Officer

BUSINESS ACQUISITION REPORT
PURSUANT TO
REGULATION 51-102 RESPECTING
CONTINUOUS DISCLOSURE OBLIGATIONS

ITEM 1 - IDENTITY OF COMPANY

1.1 Name and Address

The Jean Coutu Group (PJC) Inc. (the "Jean Coutu Group" or the "Company")
530 Bériault Street, Longueuil, Québec, J4G 1S8

1.2 Executive Officer

For further information, you may contact Kim Lachapelle at (450) 646-9760 (Corporate Secretary of the Jean Coutu Group).

ITEM 2 - DETAILS OF ACQUISITION

2.1 Nature of Business Acquired

As of June 4, 2007, the Jean Coutu Group sold to Rite Aid Corporation ("Rite Aid" or the "Equity Investee") its US subsidiary which operated 1,854 Brooks and Eckerd stores that retail pharmaceutical and parapharmaceutical products (the "US Operations") located primarily on the East Coast and in the Mid-Atlantic states. As part of this transaction, the Jean Coutu Group acquired 250 million shares of Rite Aid common stock, giving it an approximate 32% common equity interest and approximately 30% of the voting power in Rite Aid.

2.2 Date of Acquisition

June 4, 2007.

2.3 Consideration

The Jean Coutu Group sold its US operations to Rite Aid in exchange for a cash consideration of US $2.3 billion, subject to a working capital adjustment and, as mentioned above, 250 million shares of Rite Aid Common Stock.

2.4 Effect on Financial Position

As of June 4, 2007, the acquisition of 250 million shares of Rite Aid Common Stock by the Jean Coutu Group is accounted for using the equity method. As of this date, this acquisition will have a material impact on the financial position of the Jean Coutu Group in particular due to the fact that Rite Aid will be generating, considering the acquisition of the US Operations, revenues which may reach approximately US$27 billion. Other than the resulting impact on its balance sheet and statement of earnings, the Jean Coutu Group does not foresee, as a result of the acquisition of this participation, any material changes in its business affairs or the affairs of the Equity Investee which may have a significant effect upon the results of operations and the financial position of the Jean Coutu Group.

2.5 Prior Valuations

No valuation opinion has been obtained in the last twelve months by the acquired business or by the Jean Coutu Group in support of the consideration received in Rite Aid Common stock.

2.6 Parties to the Transaction

The transaction is not with an informed person, associate or affiliate of the Jean Coutu Group.

2.7 Date of Report

August 7, 2007.

ITEM 3 - FINANCIAL STATEMENTS

The Jean Coutu Group accounts its interest in Rite Aid using the equity method. Hereafter is a summary of the information related to assets, liabilities and results of operations of the Equity Investee for the fiscal years ended March 3, 2007 and March 4, 2006[1]

In thousands of US dollars	**2007**	**2006**
Current assets	2,952,988	2,884,812
Property, plant and equipment	1,743,104	1,717,022
Goodwill	656,037	656,037
Other intangibles	178,220	193,228
Deferred tax assets	1,380,942	1,392,889
Other assets	179,733	144,383
Total assets	**7,091,024**	**6,988,371**
Current liabilities	1,589,925	2,143,324
Long-term debt	2,909,983	2,298,706
Other noncurrent liabilities	928,270	939,420
Total liabilities	**5,428,178**	**5,381,450**
Stockholders' equity	**1,662,846**	**1,606,921**
Revenues	**17,507,719**	**17,270,968**
Cost of goods sold	12,791,597	12,571,860
Income before income taxes	13,582	43,254
Net income	**26,826**	**1,273,006**

The information above would have shown different results if Rite Aid Corporation had prepared its consolidated financial statements using the Jean Coutu Group's accounting policies. This is attributable to the fact that Rite Aid Corporation uses the last-in, first-out method to evaluate its inventory whereas the Jean Coutu Group uses the first-in, first-out method. The impact of the above differences is presented below:

[1] Information derived from the audited financial statements of Rite Aid Corporation dated April 27, 2007, available at www.riteaid.com and www.sec.gov. These audited financial statements have been prepared in accordance to generally accepted accounting principles in the United States and have been audited by an independent registered public accounting firm. Their audit opinion is unqualified. No consent from the auditors was requested.

Asset, liability and results items prepared per accounting policies used by The Jean Coutu Group (PJC) Inc.

In thousands of US dollars	**2007**	**2006**
Current assets	3,499,602	3,388,420
Current liabilities	1,808,571	2,344,767
Cost of goods sold	12,748,591	12,539,672
Income before income taxes	56,588	75,442
Net income	52,630	1,292,319

Jean Coutu Group's interest in Rite Aid is approximately 32%. To the best of its knowledge, the Company is not aware of any contingent issuance of securities by Rite Aid that might significantly affect the Jean Coutu Group's share of Rite Aid's earnings.

Le Groupe
Jean Coutu
(PJC) inc.

Le 3 août 2007

Autorité des marchés financiers
C.P. 246, Tour de la Bourse
800, Square Victoria, 22ème étage
Montréal (Québec)
H4Z 1G3

OBJET : Rapport sur le nombre et la valeur des titres placés au Québec
Le Groupe Jean Coutu (PJC) inc.

Madame, Monsieur,

Conformément à l'article 114 du Règlement sur les valeurs mobilières, la présente constitue le rapport sur le nombre et la valeur des titres placés au Québec en vertu d'une dispense prévue à l'article 52 de la loi pour l'exercice financier terminé le 4 juin 2007.

Par ailleurs, le nombre total d'options octroyées à des résidents du Québec au cours du dernier exercice financier a été de 179 760 options.

Veuillez agréer, madame, monsieur, nos salutations les meilleures.

LE GROUPE JEAN COUTU (PJC) INC.

/s/ Kim Lachapelle
Kim Lachapelle, LL.B. MBA
Secrétaire corporatif

RAPPORT SUR LE NOMBRE ET LA VALEUR DES TITRES PLACÉS AU QUÉBEC

DATE DE LEVÉE	NOMBRE	PRIX ($)	MONTANT TOTAL ($)
19 JANVIER 2007	5 200	7,0125	36 465,00
24 JANVIER 2007	35 000	8,8500	309 750,00
30 JANVIER 2007	3 000	7,0125	21 037,50
2 FÉVRIER 2007	5 000	7,0125	35 062,50
7 FÉVRIER 2007	3 360	8,8500	29 736,00
8 FÉVRIER 2007	7 860	15,6500	123 009,00
8 FÉVRIER 2007	5 386	14,6900	79 120,34
9 FÉVRIER 2007	8 000	7,0125	56 100,00
16 MAI 2007	11 000	7,0125	77 137,50
17 MAI 2007	11 000	7,0125	77 137,50
17 MAI 2007	2 000 000		
			844 555,34

Note 1 : Actions de catégorie B échangées pour un nombre équivalent d'actions à droit de vote subalterne de catégorie A

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Jean Coutu Group (PJC) Inc. (The)
Symbol :	PJC.A
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	144,525,306	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	144,525,306		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Kim Lachapelle
Phone:	45064697601252
Email:	klachapelle@jeancoutu.com
Submission Date:	08/07/2007
Last Updated:	08/07/2007

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Job : 827
Date: 9/5/2007
Time: 8:37:37 AM

Form 2C Submission – Change in Fiscal Year-End

Issuer :	Jean Coutu Group (PJC) Inc. (The)
Effective Date of Change:	08/02/2007

New Fiscal Year-End:	See comment below
Comment:	Saturday falling closest to February 29 or March 1.

Filed on behalf of the Issuer by:

Name:	Kim Lachapelle
Phone:	45064697601252
Email:	klachapelle@jeancoutu.com
Submission Date:	08/07/2007
Last Updated:	08/07/2007

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Jean Coutu Group (PJC) Inc. (The)

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
PJC.A	0.04	CAD	08/02/2007	08/16/2007	08/30/2007

Filed on behalf of the Issuer by:

Name:	Kim Lachapelle
Phone:	45064697601252
Email:	klachapelle@jeancoutu.com
Submission Date:	08/03/2007
Last Updated:	08/03/2007

THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Form 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

---

1. Name and Address of Company

The Jean Coutu Group (PJC) Inc.
530, rue Bériault
Longueuil, Qc J4G 1S8 (hereinafter the "Company" or "The Jean Coutu Group")

2. Date of Material Change

August 2, 2003

3. Press Release

A press release was issued in Longueuil, Quebec on August 3, 2007 and disseminated the same day via CCN MATTHEWS. A copy of said press release is attached herewith and incorporated herein by reference.

4. Summary of Material Change

On August 3, 2007, the Company announced the approval of a succession plan whereby Mr. Jean Coutu will be replaced in the role of President and Chief Executive Officer by Mr. François J. Coutu.

5. Full Description of Material Change

The Jean Coutu Group announced that the independent members of the Board of Directors, on the recommendation of the Human Resources Committee, have approved a succession plan whereby Mr. Jean Coutu will be replaced in the role of President and Chief Executive Officer by Mr. François J. Coutu. This appointment will take effect following the Annual General Meeting of shareholders scheduled for October 16, 2007. Following this appointment, Mr. Coutu will continue in the role of Chairman of the Board of the Company.

For a full description of the material changes, please refer to the press release attached herewith as Exhibit A.

6. Confidentiality

This report is not confidential.

7. Omitted Information

None.

8. Executive Officer

To speak to an executive officer who is knowledgeable about the material change, please contact André Belzile, Senior vice-president, finances and corporate affairs of The Jean Coutu Group at 450-646-9760.

9. Statement of the Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED in Longueuil, this 3rd day of August 2007.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle
Kim Lachapelle
Corporate Secretary

The Jean Coutu Group (PJC) Inc.
Application For 12g3-2(B) Exemption

Form: 12 **NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")**

Company Name: THE JEAN COUTU GROUP (PJC) INC. **Stock Symbol: PJC.A**

1. **Securities Sought:**

   (a) Class of securities: .... **Class A Subordinate Voting Shares ("Class A")**

   (b) Total number of securities:

      (i) issued and outstanding: **144 525 306**

      (ii) if applicable, the total public float : **136 728 786**

   (c) Percentage of securities that the NCIB is for:

      (i) % of issued and outstanding (maximum 5%): **7 226 265**

      (ii) % of the public float, as the case may be (maximum 10%): **13 672 878**

   (d) Maximum number of securities that may be acquired under the NCIB: **13 672 878**

   (e) Where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought: ....: **13 672 800**

   (f) Is the issuer an investment fund: .... **NO**

   If the answer is **NO**, the average daily trading volume for six months prior to date hereof: **538,009**

   (g) If the issuer has a class of restricted securities:

      (i) A description of the voting rights of all equity securities:

      - **Class A = 1 vote per share**
      - **Class B = 10 votes per share (117 385 000 Class B shares are issued and outstanding)**

      (ii) If the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: .... **Class B shares are not publicly traded**

2. **Duration:** .... 12 months - July 4, 2007 to July 3, 2008

3. **Method of Acquisition:** State the following:

   (a) That purchases will be effected through the facilities of TSX and identify any other exchanges on which purchases will be made: .... **Yes – TSX only**

   (b) That purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: .... **Yes**

   (c) that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: .... **Yes**

   (d) Whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: .... **No**

4. **Consideration Offered:** State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.: .... **None**

5. **Reasons for the NCIB:** .... **To optimize capital structure and create long-term value for shareholders.**

6. **Valuation:** Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation: .... **None in existence**

7. **Previous Purchases:** Where the issuer has purchased securities, which are the subject of the NCIB bid within the past 12 months, state the following:

   (a) Method of acquisition: .... **Not applicable**

   (b) The number of securities purchased: .... **Not applicable**

   (c) The weighted average price paid: .... **Not applicable**

8. **Persons Acting Jointly or In Concert with the Issuer:** Disclose the identity of any party acting jointly or in concert with the issuer: .... **None**

9. **Acceptance by Insiders, Affiliates and Associates:**

   (a) name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: .... Michel Boucher
   Denis Courcy
   Yvon Goyer
   Alain Lafortune
   Pierre Legault
   Richard Mayrand
   Johanne Meloche
   Jean Pierre Normandin

   (b) where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: .... **None**

10. **Benefits from the NCIB:** State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: .... **None**

11. **Material Changes in the Affairs of the Issuer:** Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:... **None**

12. **Participating Organization Information:**

   (a) Name of broker:... **National Bank Financial**

   (b) Name of registered representative: .... **Brenda Deline**

   (c) Address of broker: .... **National Bank Financial**
   The Exchange Tower
   130 King Street West, Suite 3200
   P.O. Box 21
   Toronto (Ontario) M5X 1J9

   (d) Fax number: **416-869-7451**

13. **Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:..None**

14. **Certificate**: The undersigned, a director or senior officer of the issuer duly authorized by the issuer's board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

June 29, 2007

/S/ André Belzile

André Belzile
Senior Vice-President, Finance and Corporate Affairs

THE JEAN COUTU GROUP (PJC) INC.

NOTICE PURSUANT TO SECTIONS 189.1.2 AND 189.1.3
OF THE REGULATION RESPECTING SECURITIES (QUEBEC)

---

1. Name and address of the Offeree Company

The Jean Coutu Group (PJC) Inc.
530, Bériault Street
Longueuil, Qc J4G 1S8 (hereafter the « Company » or the « Jean Coutu Group »)

2. Name and address of the Offeror

See item 1.

3. Designation of the securities that are subject to the bid

Class A subordinate voting shares.

4. Date of the bid

Between July 4, 2007 and ending on the earlier of:

i) July 3, 2008 and
ii) the purchase of the maximum number of Class A subordinate voting shares specified hereafter.

5. Maximum number of securities of the class subject to the bid which are sought by the Offeror

13,672,800 Class A subordinate voting shares issued and outstanding, consisting of approx. 10% of the current public float of such shares as of June 20, 2007.

6. Value, in Canadian dollars, of the consideration offered per security

The Class A subordinate voting shares will be purchased at the then prevailing market price for such shares. The closing price of the Class A subordinate voting shares on the day preceding the filing of this report was $15.59.

7. Fee payable in respect of the bid, as calculated under section 271.4 (1)

0,02% x 25% x (13,672,800 x $15.59) = $10,657.95

Longueuil, Quebec, June 29, 2007.

LE GROUPE JEAN COUTU (PJC) INC.

/s/ Kim Lachapelle
Kim Lachapelle
Secrétaire corporatif

THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Form 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

---

1. Name and Address of Company

The Jean Coutu Group (PJC) Inc.
530, rue Bériault
Longueuil, Qc J4G 1S8 (hereinafter the "Company" or "The Jean Coutu Group")

2. Dates of Material Changes

June 29, 2007

3. Press Release

A press release was issued in Longueuil, Quebec on June 29, 2007 and disseminated the same day via CCN MATTHEWS. A copy of said press release is attached herewith and incorporated herein by reference.

4. Summary of Material Changes

On June 29, 2007, The Jean Coutu Group announced that it had received regulatory approval from the Toronto Stock Exchange for the launch of a Normal Course Issuer Bid.

5. Full Description of Material Changes

The Company announced acceptance by the Toronto Stock Exchange of its notice confirming its intention to purchase from time to time through the facilities of the TSX up to 13,672,800 of its outstanding Class A subordinate voting shares ("Class A shares" or "Shares"). This represents approximately 10% of the outstanding current public float of such Shares, which, as of June 20, 2007, totalled 136,728,786 Shares. As of June 20, 2007, The Jean Coutu Group, had 144,525,306 Class A shares issued and outstanding. Purchases of such Shares may be made pursuant to this notice in the 12-month period commencing July 4, 2007 and ending July 3, 2008. Certain insiders of the Company may sell Shares while this program is in place. All Shares of The Jean Coutu Group purchased pursuant to this notice will be cancelled by the Company.

For a full description of the material changes, please refer to the press release attached herewith as Exhibit A.

6. Confidentiality

This report is not confidential.

7. Omitted Information

None.

8. Executive Officer

To speak to an executive officer who is knowledgeable about the material changes, please contact André Belzile, Senior vice-president, finances and corporate affairs of The Jean Coutu Group at 450-646-9760.

9. Statement of the Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED in Longueuil, this 4th day of June 2007.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle

Kim Lachapelle
Corporate Secretary

EXHIBIT A

The
Jean Coutu
Group (PJC) Inc.

Press release
For immediate release

Trades under the symbol (TSX): PJC.A

THE JEAN COUTU GROUP ANNOUNCES NORMAL COURSE ISSUER BID

Longueuil, Quebec, June 29, 2007 – The Jean Coutu Group (PJC) Inc. ("The Jean Coutu Group" or the "Company") (TSX: PJC.A) today announced acceptance by the Toronto Stock Exchange ("TSX") of notice of the Company's intention to purchase from time to time through the facilities of the TSX and in accordance with its requirements, if it is considered advisable, up to 13,672,800 of its outstanding Class A subordinate voting shares ("Class A shares" or "Shares"), its only class of shares that are publicly traded. This represents approximately 10% of the outstanding current public float of such Shares, which, as of June 20, 2007, totalled 136,728,786 Shares. As of June 20, 2007, The Jean Coutu Group, had 144,525,306 Class A shares issued and outstanding. Purchases of such Shares may be made pursuant to this notice in the 12-month period commencing July 4, 2007 and ending July 3, 2008. Certain insiders of the Company may sell Shares while this program is in place. All Shares of The Jean Coutu Group purchased pursuant to this notice will be cancelled by the Company.

During the past 12 months, the Company has not purchased any of its Class A shares pursuant to any Normal Course Issuer Bid.

The Company has determined that the purchase of its Class A shares will allow it to optimize its capital structure and create long-term value for shareholders.

Forward-Looking Statements
Certain statements in this press release are forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company's actual results. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

About The Jean Coutu Group
The Jean Coutu Group (PJC) Inc. operates a network of 326 franchised drugstores in Canada located in the provinces of Quebec, New Brunswick and Ontario (under the banners of PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) and employs more than 15,000 people. The Jean Coutu Group is one of the most trusted names in Canadian pharmacy retailing. The Company holds a significant interest in Rite Aid Corporation, one of the United States' leading drugstore chains, with annual revenues of more than $27 billion and more than 5,000 drugstores in 31 states and the District of Columbia.

Website: www.jeancoutu.com

-30-

Source: **The Jean Coutu Group (PJC) Inc**

Information:

Michael Murray
Director, Investor Relations
(450) 646-9611, ext. 1068

Hélène Bisson
Director, Public Relations
(450) 646-9611, ext. 1165

EXECUTION COPY

CREDIT AGREEMENT

dated as of May 8, 2007

Among

THE JEAN COUTU GROUP (PJC) INC.
(as *Borrower*)

- and -

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
(as *Co-Administrative Agents*)

- and -

THE LENDERS
FROM TIME TO TIME PARTIES HERETO
(as *Lenders*)

$500,000,000 CREDIT FACILITY

RBC Capital Markets

NATIONAL BANK FINANCIAL

(as *Co-Lead Arrangers*)

THE BANK OF NOVA SCOTIA
(as *Syndication Agent*)

BANK OF MONTREAL
THE TORONTO-DOMINION BANK
(as *co-Documentation Agents*)

MCCARTHY TÉTRAULT LLP

TABLE OF CONTENTS

Page

CREDIT AGREEMENT

THIS AGREEMENT is made as of May 8, 2007 among THE JEAN COUTU GROUP (PJC) INC., a company incorporated under the laws of the Province of Québec (the "**Borrower**"), ROYAL BANK OF CANADA, a Canadian bank, as administrative agent (in such capacity, the "**Agent**"), and each of the financial institutions having executed this Agreement as a Lender.

RECITALS

A. The Borrower has requested that the Lenders make available to the Borrower a 5-year revolving credit facility in the amount of $500,000,000 for general corporate purposes.

B. The Lenders are willing to make the facility available to the Borrower and the Agent has agreed to act in such capacity on the terms and subject to the conditions set out in this Agreement.

THEREFORE, the parties agree as follows:

1 - INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and *vice versa*):

"**Acceptance**" means:

(a) in respect of a Lender who is a bank that customarily accepts bankers' acceptances, at such Lender's discretion, either a depository bill subject to the *Depository Bills and Notes Act* (Canada) or a bill of exchange subject to the *Bills of Exchange Act* (Canada), in each case, drawn by the Borrower on and accepted by such Lender; and

(b) in respect of any other Lender, a promissory note bearing no interest, made by the Borrower to the order of such Lender;

"**Adjusted Leverage Ratio**" has the meaning set out in paragraph 8 of Schedule " A ";

"**Affiliate**" means, with respect to a Person, any other Person that directly or indirectly Controls, or is Controlled by, or is under common Control with, that Person;

"**Agent**" means Royal Bank of Canada or any successor agent appointed pursuant to Section 18.13;

"**Agent's Office**" means the administrative office of the Agent designated by the Agent from time to time as its administrative office for the purposes hereof, after notice to the Lenders;

"**Applicable Margin (or Rate)**" means a margin (or rate) determined in accordance with Schedule " A ";

"**Asset Swap**" means the exchange by a Credit Party of assets for other assets which, or for equity interests of a Person substantially all of whose assets, are of a type used in the current business of the Borrower, or for a combination of any such assets or such equity interests of such a Person and cash or Cash Equivalent Investments, provided however that any such Person is Controlled by the Borrower after giving effect to the exchange;

"**Borrower**" means The Jean Coutu Group (PJC) Inc.;

"**Borrowings**" means the Prime Rate Loans, the US Base Rate Loans, the Acceptances, the Libor Loans and the Letters of Credit;

"**Branch of Account**" means, with respect to the Facility, a branch of the Agent where the Agent has established an account for the Facility, after consultation with the Borrower;

"**Business Day**" means a day on which banks are open for business in Montreal and Toronto, excluding Saturday and Sunday; where such term is used in the context of a US Base Rate Loan, such day must also be a day on which banks are open for business in New York City and where such term is used in the context of a Libor Loan, such day must also be a day on which banks are open for business in New York City and London, England;

"**Cash Equivalent Investments**" means, at any time, the following investments (i) cash in Dollars or U.S. Dollars or other major currencies; (ii) securities issued or fully and unconditionally guaranteed or insured by the United States or Canada (or any agency or political subdivision thereof to the extent such securities are supported by the full credit of the United States or Canada), respectively, maturing not more than 365 days after such time; (iii) commercial paper issued by an issuer existing under the laws of the United States, Canada or any political subdivision thereof and rated A-2 or higher by S&P or P-2 or higher by Moody's or R1 (mid) by Dominion Bond Rating Service, and maturing not more than 365 days after such time; (iv) any term deposit or bankers' acceptance maturing not more than one year after its date of issuance, which is issued by a bank existing under the laws of the United States, any State thereof or Canada and which has a credit rating of A2 or higher from Moody's or A or higher from S&P and a combined shareholders' equity greater than $500 million; (v) any repurchase agreement having a term of 30 days or less entered into with any Lender or any bank satisfying the criteria set forth in clause (iv) which is fully secured by investments of the type described in clause (ii) and having a market value at the time such repurchase agreement is entered into of not less than 100% of the repurchase obligation of such bank thereunder; or (vi) investment in funds which invest substantially all of their assets in investments of the type described in clauses (i) through (v);

"**CDOR Rate**" means, for any day, the arithmetic average of the bankers' acceptances rates for the applicable period which appear on the Reuter's Screen CDOR Page at 10:00 a.m., or if such day is not a Business Day, then on the immediately preceding Business Day; provided

however, that if no such rates are available, then the CDOR Rate for any day will be the bankers' acceptances rate of the Agent for the applicable period as of 10:00 a.m. on such day, or if said day is not a Business Day, then on the immediately preceding Business Day;

"**Commitment**" means, with respect to each Lender, its proportion (expressed as a percentage or as an amount, as the case may be) of the aggregate amount of the Facility, as set forth in Schedule " B ", subject however to any readjustment made pursuant to this Agreement;

"**Contingent Liability**" means any obligation, contingent or not, directly or indirectly guaranteeing any liability or indebtedness of any Person or protecting a creditor of such Person from a loss in respect of any such liability or indebtedness or having the same economic effect;

"**Control**" (including any correlative term) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or trust interests or by contract); without limiting the generality of the foregoing (i) a Person is deemed to Control a corporation if such Person (or such Person and its Affiliates) holds outstanding shares of the corporation carrying votes in sufficient number to elect a majority of the board of directors of the corporation, (ii) a Person is deemed to Control a partnership if such Person (or such Person and its Affiliates) holds more than 50% in value of the equity of the partnership, (iii) a Person is deemed to Control a trust if such Person (or such Person and its Affiliates) holds more than 50% in value of the units or beneficial interests in the trust, and (iv) a Person that Controls another Person is deemed to Control any Person Controlled by that other Person;

"**Corporate Structure Chart**" means the corporate structure chart of the Borrower and its Subsidiaries (after giving effect to the Transaction) to be delivered to the Lenders pursuant to Section 9.1(a)(vi);

"**Credit Documents**" means this Agreement, the Guarantee Agreements, any note issued pursuant to Section 20.5 and any other present and future document relating to any of the foregoing, in each case, as amended, supplemented or restated;

"**Credit Parties**" means the Borrower and the Guarantor Subsidiaries;

"**Default**" means any event or circumstance which constitutes an Event of Default or which, with the lapse of time, the giving of a notice or both, would constitute an Event of Default;

"**Discounted Proceeds**" means, with respect to any issue of Acceptances, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated by multiplying:

(a) the aggregate face amount of such Acceptances; by

(b) the price, where the price is determined by dividing one by the sum of one plus the product of:

(i) the Discount Rate applicable to such Acceptances (expressed as a decimal); and

(ii) a fraction, the numerator of which is the number of days in the period of such Acceptances and the denominator of which is 365;

with the price as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up;

"Discount Rate" means,

(a) in respect of any Acceptance accepted by a Lender that is a Canadian Schedule I bank, the CDOR Rate for the applicable period; and

(b) in respect of any Acceptance to which clause (a) does not apply, the lesser of (i) the discount rate of the accepting Lender in effect at or about 10:00 a.m. on the relevant date for bankers' acceptances (or equivalent instruments, if such Lender does not customarily accept bankers' acceptances) of such Lender for a period comparable to the period of such Acceptance and (ii) the CDOR Rate plus 0.10%;

"Distribution" means any payment in cash or in kind that provides an income (including interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the equity or capital of a Person (other than by way of the issuance of debt securities or equity interests);

"Dollar" or the symbol **"$"** means lawful money of Canada;

"EBITDA" means, with respect to a Person, the net income of such Person for the rolling four-quarter period ending on the date that EBITDA is determined, plus the following items, to the extent such items have been deducted in calculating net income:

(a) Interest Expense;

(b) amortization and depreciation; and

(c) income taxes;

provided that net income is calculated without taking into account gains or losses from extraordinary, unusual or non-recurring items;

"Environmental Laws" means all laws, rules and regulations, and any orders or legally binding policies, in each case as now or hereafter in effect, relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes into the indoor or outdoor environment, including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes;

"Existing Facilities" means the credit facilities made available to the Borrower and The Jean Coutu Group (PJC) USA, Inc. pursuant to the Credit Agreement dated July 30, 2004 among the Borrower and the other parties thereto, as amended from time to time.

"**Event of Default**" means any of the events set out in Section 16.1;

"**Facility**" means the $500,000,000 revolving credit facility referred to in Section 2.1;

"**Facility Maturity Date**" means the fifth anniversary date of this Agreement or such other date thereafter as may be agreed pursuant to Section 2.4;

"**GAAP**" means generally accepted accounting principles in Canada which are in effect from time to time;

"**Guarantee Agreement**" means any agreement evidencing the guarantees to be provided by the Guarantor Subsidiaries pursuant to Article 10 , as amended, supplemented or restated;

"**Guarantor Subsidiary**" means each of the Subsidiaries of the Borrower that is designated as a Guarantor Subsidiary pursuant to Section 1.2;

"**Hedging Obligations**" means all obligations arising from any foreign exchange contract, interest rate hedging contract and any other financial contract or arrangement capable of protecting a Person against fluctuations in currencies, interest rates or commodity prices;

"**Indebtedness**" means, in respect of any Person, (i) all obligations of such Person for monies borrowed or raised, including those evidenced by bonds, debentures, notes or similar instruments; (ii) all reimbursement obligations of such Person relative to bankers' acceptances and letters of credit or of guarantee or similar instruments, whether or not drawn; (iii) all capitalized lease liabilities of such Person; (iv) net Hedging Obligations of such Person; (v) all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business); and (vi) all Contingent Liabilities of such Person in respect of any of the foregoing;

"**Interest Coverage Ratio**" means the ratio of (i) EBITDA, to (ii) Interest Expense for the period for which EBITDA has been calculated;

"**Interest Expense**" means, for any period, the aggregate amount of interest and other financing charges during such period, including the portion of any payments due in respect of capitalized lease liabilities allocable to interest expense;

"**Issuing Lender**" means Royal Bank of Canada as Lender or such other Lender selected by the Agent and the Borrower who is willing and has the capability to issue Letters of Credit;

"**Lender**" means each of the Persons having executed this Agreement as Lender and any other Person who becomes a Lender pursuant to an assignment made in accordance with this Agreement;

"**Letter of Credit**" means a documentary or standby letter of credit or a letter of guarantee issued pursuant to this Agreement;

"**Leverage Ratio**" means, as at the last day of any financial quarter, the ratio of (i) Indebtedness of the type referred to in clauses (i), (ii), (iii), (v) and (vi) of the definition of Indebtedness outstanding on such day (but excluding unmaterialized Contingent Liabilities in

respect of obligations of franchisees) less Cash Equivalent Investments to (ii) EBITDA for the four-quarter period ending on such day;

"Libor" means

(a) the rate per annum equal to the rate determined by the Agent to be the offered rate that appears on the page of the Reuters service, Libor 01, (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars (for delivery on the first day of such Libor Loans) with a period equivalent to the period of such Libor Loan, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Libor Loan, or

(b) if the rate referenced in paragraph (a) does not appear on such page or such page or service ceases to be available, the rate per annum equal to the rate determined by the Agent to be the offered rate on such page of such other reputable service selected by the Agent that displays an average British Bankers Association Interest Settlement Rate for deposits in US Dollars (for delivery on the first day of such Libor Loan) with a period equivalent to the period of such Libor Loan, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Libor Loan, or

(c) if the rates references in paragraphs (a) and (b) are not available, the rate per annum determined by the Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in US Dollars for delivery on the first day of such Libor Loan in same day funds in the approximate amount of such Libor Loan and with a period equivalent to the period of such Libor Loan would be offered by the Agent's London Branch to major banks in the offshore US Dollar market at their request at approximately 11:00 a.m (London time) two Business Days prior to the first day of such Libor Loan.

"Libor Loan" means a loan denominated in US Dollars made pursuant to this Agreement and bearing interest at Libor, plus the Applicable Margin;

"Lien" means any hypothec, security interest, mortgage, lien, right of preference, pledge, assignment by way of security or any other right in property that secures the performance of an obligation, and a Person is deemed to own subject to a Lien any property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale or capital or synthetic lease (other than an operating lease) relating to such property;

"Majority Lenders" means any group of Lenders whose Commitments amount in the aggregate to more than 50% of the aggregate amount of the Facility;

"Material Adverse Change" means any change, condition, event or occurrence which, when considered individually or together with other changes, conditions, events or occurrences, could reasonably be expected to have a Material Adverse Effect;

"**Material Adverse Effect**" means (i) a material adverse effect on the financial condition, business, operations, assets or liabilities of the Borrower and its Subsidiaries taken as a whole, (ii) a material adverse effect on the ability of the Credit Parties to perform their obligations under the Credit Documents in any material respect, or, (iii) a material impairment of the rights or remedies of the Agent and the Lenders under any Credit Document;

"**Material Subsidiary**" means, at any date, each Subsidiary of the Borrower (i) the consolidated EBITDA of which constitutes 15% or more of the consolidated EBITDA of the Borrower for the then most recently ended four-quarter period, (ii) the consolidated assets of which constitute 15% or more of the consolidated assets of the Borrower as at such date, or (iii) the consolidated revenues of which constitutes 15% or more of the consolidated revenues of the Borrower for the then most recently ended four-quarter period;

"**Non-Guarantor Subsidiaries**" means the Subsidiaries of the Borrower that are not Guarantor Subsidiaries;

"**Permitted Liens**" means:

(a) Liens imposed or arising by operation of law, in each case, in respect of obligations not yet due or which have been postponed or are being contested in good faith and by appropriate proceedings to the extent that adequate reserves are maintained;

(b) pledges or deposits made in the ordinary course of business in connection with bids or tenders or to comply with the requirements of any legislation or regulation applicable to the Person concerned or its business or assets;

(c) Liens securing obligations incurred for the purchase or the lease by any Credit Party of any real or immovable property, improvement thereto and equipment or securing any renewal, extension or replacement of such obligations, provided that any such Lien charges only the property purchased or leased and for an amount not in excess of the related obligation and that the aggregate of all outstanding amounts secured by such Liens does not at any time exceed $75,000,000;

(d) Liens securing Indebtedness of any Credit Party (to the extent such Indebtedness is not prohibited hereunder) provided that the aggregate of all Indebtedness so secured does not at any time exceed 5% of the consolidated shareholders' equity of the Borrower;

(e) Liens securing obligations incurred as lessee under leases relating to leased premises made in the ordinary course of business, provided that any such Lien charges only tangible property (other than inventory) located on the relevant leased premises; and

(f) Liens securing the Existing Facilities provided that the holders of such Liens deliver to the Agent concurrently with the initial Borrowing hereunder an undertaking to promptly discharge said Liens;

"**Person**" means any natural person, corporation, company, partnership, joint venture, limited liability company, unincorporated organization, trust, government or any other entity;

"**Prime Rate**" means, for any day, the greater of:

(a) the annual rate of interest established by the Agent as being its reference rate then in effect for determining interest rates for commercial loans denominated in Dollars made in Canada; and

(b) the CDOR Rate for bankers' acceptances with a period of one month, plus 1.00%;

"**Prime Rate Loan**" means a loan denominated in Dollars made pursuant to this Agreement and bearing interest at the Prime Rate, plus the Applicable Margin;

"**Rite Aid Shares**" means the shares of common stock of Rite Aid Corporation forming part of the purchase price to be paid by Rite Aid Corporation to the Borrower pursuant to the Transaction;

"**Subsidiary**" means a Person that is under the Control of another Person;

"**Swingline Lender**" means National Bank of Canada as Lender or such other Lender selected by the Agent and the Borrower who is willing to provide overdraft utilizations pursuant to Section 2.7;

"**Transaction**" means the sale by the Borrower of the shares or membership interests, as the case may be, owned by the Borrower in the capital of its Subsidiaries engaged in the business of owning and operating a network of retail drugstores conducting business under the Eckerd and Brooks banners, the whole pursuant to the Stock Purchase Agreement entered into between the Borrower and Rite Aid Corporation and dated August 23, 2006;

"**Underperforming Store**" means any store owned or leased by the Borrower or one of its Subsidiaries generating annual income as determined by the Borrower using reasonable methods (but before giving effect to general and administrative expenses) less than the minimum profitability level established by the Borrower from time to time;

"**US Base Rate**" means, for any day, the greater of:

(a) the annual rate of interest established by the Agent as being its reference rate then in effect for determining interest rates for commercial loans denominated in US Dollars made in Canada; and

(b) the federal funds effective rate in effect on such day (and if such day is not a Business Day, then on the preceding Business Day), plus 0.50%; the term "federal funds effective rate" means the rate usually designated as such and as published by the Federal Reserve Bank of New York for the relevant Business Day, or if such rate is not available on any Business Day, the rate that the Agent is prepared to offer, at approximately 9:00 a.m. on such day, for overnight deposits in US Dollars in New York;

"**US Base Rate Loan**" means a loan denominated in US Dollars and bearing interest at the US Base Rate, plus the Applicable Margin;

"**US Dollar**" or the symbol "**US$**" means lawful money of the United States of America.

1.2 **Guarantor Subsidiaries**

(a) The Borrower may designate any of its Subsidiaries as a Guarantor Subsidiary upon giving not less than 30 days' prior notice to the Agent. Any such designation will be effective on the first day of the financial quarter of the Borrower following the expiry of the notice period.

(b) The following provisions will apply in respect of all Non-Guarantor Subsidiaries and the Borrower covenants that such provisions will be complied with at all times:

(i) the aggregate amount of the combined EBITDA of all Non-Guarantor Subsidiaries must not at any time exceed 15% of the EBITDA of the Borrower (on a consolidated basis) for its most recent four-quarter period;

(ii) the aggregate book value of the combined assets of all Non-Guarantor Subsidiaries must not at any time exceed 15% of the book value of the assets of the Borrower (on a consolidated basis); and

(iii) the aggregate amount of the combined revenues of all Non-Guarantor Subsidiaries must not at any time exceed 15% of the Borrower's revenues (on a consolidated basis) for its most recent four-quarter period.

(c) The Borrower may revoke any designation of any of its Subsidiaries as Guarantor Subsidiary provided that all of the following requirements are met;

(i) the Borrower must give to the Agent a notice of revocation specifying the intended effective date of the revocation, which date must be the first day of a financial quarter of the Borrower and not earlier than the 30th day following the date of the giving of the notice;

(ii) the requirements of Section 1.2(b) must be met on the intended effective date of the revocation (for greater certainty, treating the Guarantor Subsidiary being the subject of the intended revocation as a Non-Guarantor Subsidiary for the purposes of calculating the tests in Section 1.2(b));

(iii) the notice of revocation must be accompanied with *pro forma* calculations showing compliance with clause (ii) of this Section 1.2(c); and

(iv) no Default is existing on the intended effective date of the revocation.

(d) If the conditions precedent of Section 1.2(c) are met on the intended effective date of the revocation, the revocation will then become effective and the Guarantor

Subsidiary concerned will be automatically released from its obligations under the Guarantee Agreement to which it is a party and will cease to be a Guarantor Subsidiary. If, however, all such conditions are not met, the notice of revocation will be ineffective and the Guarantor Subsidiary concerned will continue to be liable under the Guarantee Agreement to which it is party.

1.3 Currency Conversions

Where any amount expressed in any currency has to be converted or expressed in another currency, or where its equivalent in another currency has to be determined (or *vice versa*), the calculation is made at the spot rate announced or quoted by the Bank of Canada in accordance with its normal practices at or around noon on the previous Business Day for the relevant currency against the other currency (or *vice versa*).

1.4 Accounting Terms, Calculations and Historical Adjustments

(a) Unless otherwise provided, (i) terms and expressions of an accounting or financial nature have the respective meanings given to such terms and expressions under GAAP; (ii) calculations must be made in accordance with GAAP insofar as applicable, and (iii) financial covenants must be calculated on a consolidated basis of the Borrower.

(b) However, the parties hereto will negotiate in good faith amendments to the financial covenants and other terms of this Agreement if there occurs any changes in GAAP after the date of this Agreement that have a material effect on the financial statements of the Borrower and its Subsidiaries, so as to equitably reflect such changes with the desired result that the criteria for evaluating the financial condition of the Borrower and its Subsidiaries be the same in all material respects after such changes as if the changes had not been made. For greater certainty, any such amendment will be subject to Article 19.

(c) If any business or investment is acquired or is disposed of for a consideration of at least $25,000,000 during any period in respect of which financial covenants or tests have to be calculated, the relevant calculations for that period will be made as if such business or investment had been acquired or disposed of on the first day of said calculation period.

1.5 Time

Except where otherwise indicated in this Agreement, any reference to time means local time in Montreal.

1.6 Headings and Table of Contents

The headings and the Table of Contents are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.7 Governing Law

This Agreement is governed by and construed in accordance with laws of the Province of Quebec and the laws of Canada applicable therein.

1.8 Previous Agreements

This Agreement supersedes any previous agreement in connection with the Facility.

1.9 Inconsistency

In the event of inconsistency between this Agreement and any other Credit Document, the provisions of this Agreement must be accorded precedence.

2 - THE FACILITY

2.1 The Facility

Each Lender individually agrees to make available to the Borrower a 5-year revolving credit facility (the "**Facility**") in a principal amount not to exceed its Commitment set out opposite its name on the signature pages of this Agreement. As at the date hereof, the collective Commitments of the Lenders are in an aggregate amount of $500,000,000.

2.2 Purpose of the Facility

The Borrower will use the Facility for general corporate purposes, including to finance working capital, capital expenditures and acquisitions permitted hereunder, and to repay any outstanding amounts due under the Existing Facilities. The Borrower may not, however, use the Facility to fund any public or private "hostile" acquisition.

2.3 Availability and Borrowing Options

The Facility will revolve and, accordingly, Borrowings may be obtained, repaid and re-obtained by the Borrower under the Facility until the Facility Maturity Date. Borrowings may be obtained under the Facility in the form of:

(a) Prime Rate Loans;

(b) Acceptances;

(c) US Base Rate Loans;

(d) Libor Loans; and

(e) Letters of Credit.

2.4 Extension of the Facility Maturity Date

(a) The Borrower may request that the Facility be extended for a one-year period by delivering to the Agent a written notice to that effect during the month of April of the fourth calendar year preceding the calendar year in which the Facility Maturity Date currently falls. If Lenders whose Commitments amount in the aggregate to more than 50% of all Commitments agree to the extension request within 60 days from the receipt of such notice, the Agent will notify the Borrower of same and the Facility Maturity Date will be extended with respect to such Lenders for a period of one year from the then current Facility Maturity Date. Otherwise, the Facility Maturity Date will not be extended and the Borrowings will be repayable on the then current Facility Maturity Date.

(b) If the Facility Maturity Date is extended in accordance with Section 2.4(a) but without all of the Lenders having agreed to the extension, the Agent will notify the Borrower of same, specifying the names of the Lenders who have not provided their consent (the "dissenting Lenders"). Until the 365th day following the date of such notification, the Borrower will be entitled to exercise any of the following options (or a combination of them):

(i) the Borrower may require that each such dissenting Lender assign its rights under the Facility to another Lender who has agreed to assume the Commitment of such dissenting Lender and to consent to the extension, provided that no such assignment and assumption will be effective unless the consideration payable to such dissenting Lender for the assignment includes all amounts owed to such dissenting Lender in respect of the Facility and is paid to the latter by the assignee (together with breakage costs if any); Section 20.4 will apply (adapted accordingly) to the said assignment and assumption;

(ii) the Borrower may cancel in its entirety the Commitment of each dissenting Lender provided that no such cancellation will be effective unless all amounts owed to such dissenting Lender in respect of the Facility are paid to the latter (together with breakage costs if any).

(c) If the Commitments of all dissenting Lenders have been assumed or cancelled in accordance with Section 2.4(b) within the period of time therein specified, the Agent will notify the Lenders of same. However, if the Commitments of all dissenting Lenders have not been assumed or cancelled in accordance with Section 2.4(b) within such period of time,

(i) the Facility Maturity Date with respect to the dissenting Lenders will be the date which was the current Facility Maturity Date at the time of the request made under Section 2.4(a); and

(ii) the Agent will notify the Borrower and the Lenders of same and of the fact that the Borrowings of the dissenting Lenders must be repaid and their

Commitments will be reduced to zero on the Facility Maturity Date applicable to the dissenting Lenders.

(d) A dissenting Lender will not be considered as a Lender for the purposes of any subsequent application of Section 2.4. In addition, a dissenting Lender will not participate in any Borrowing by way of Acceptances, Libor Loan or Letter of Credit which has a period extending beyond the Facility Maturity Date applicable to it.

2.5 Borrowings Proportionate

Each Borrowing will be made through the Agent at the Branch of Account and will be allocated by the Agent among the Lenders in the proportion of their respective Commitments subject however to the provisions of Sections 2.7 and 3.1.

2.6 Notice of Borrowings

To obtain a Borrowing (other than a Letter of Credit), the Borrower must give a notice to the Agent specifying:

(a) the selected form of Borrowing;

(b) the amount of the Borrowing, which must be a multiple of $100,000 (or US$100,000, as the case may be), but with a minimum of $5,000,000 (or US$5,000,000 as the case may be) per Borrowing;

(c) the date of the Borrowing, which must be a Business Day; and

(d) to the extent applicable, the period of the Borrowing.

The notice must be given by telephone no later than 10:00 a.m. on the first Business Day prior to the date of the Borrowing, except in the case (i) of an Acceptance where the notice must be given no later than 10:00 a.m. on the second Business Day prior to the issue date of such Acceptance, and (ii) of a Libor Loan where the notice must be given no later than 10:00 a.m. on the third Business Day prior to the date of such Libor Loan. Each telephone notice must be followed by a written confirmation on the same date, in the form of Schedule " C " or in any other manner as may be agreed between the Agent and the Borrower.

2.7 Swingline Utilizations

(a) The notice and minimum amount requirements otherwise applicable to Borrowings do not apply to Prime Rate Loans or US Base Rate Loans obtained from the Swingline Lender by way of an overdraft in accounts opened with the Swingline Lender up to a maximum outstanding amount not exceeding $35,000,000. Any cheque or payment instruction or debit authorization from the Borrower and resulting in an overdraft in any such account will be deemed to be a request for such a Borrowing. If, at the end of any Business Day, there is a credit balance in any such account, the Swingline Lender may apply such credit balance to such outstanding Prime Rate Loans or US Base Rate Loans (as applicable).

(b) For greater certainty, the said accounts may include accounts of the Borrower and any of its Affiliates in respect of which consolidation or netting arrangements have been made with the Swingline Lender, including any notional account reflecting any such consolidation or netting of accounts. The outstanding Borrowings owing to any Swingline Lender may be calculated after giving effect to said arrangements.

(c) The Agent may also permit that Prime Rate Loans and US Base Rate Loans be owing to the Lenders in proportions other than those of their respective Commitments, but the Agent may from time to time but will upon the request of the Swingline Lender, make adjustments among the Lenders so that all such Borrowings be approximately in the proportion of the respective Commitments of the Lenders (including the Lender who is the Swingline Lender). The Swingline Lender may at any time request such adjustments but, unless there is a Default, will not make such requests unless the aggregate amount of the Borrowings owing to the Swingline Lender exceeds $10,000,000 for seven consecutive Business Days.

(d) For greater certainty, (i) this Section 2.7 does not authorize the Agent to allow that Borrowings owing to a Lender other than the Swingline Lender exceed the amount of the Commitment of such Lender, and (ii) the aggregate amount of the Borrowings outstanding under the Facility (including Borrowings from the Swingline Lender) may not exceed the amount of the Facility.

2.8 Funding

(a) At the request of the Agent, each Lender will promptly pay to the Agent such Lender's share of any Borrowing made or to be made by the Agent on behalf of the Lenders and of any adjustment payable pursuant to Section 2.7(c). The Agent will provide the Lenders with such information as may be necessary in order for the Lenders to make payments to the Agent and fund their respective shares of any Borrowing.

(b) Any amount to be paid by a Lender to the Agent must be available to the Agent at the Agent's Office by 2:00 p.m. on the applicable day. Any amount to be disbursed by the Agent to the Borrower will be made available to the Borrower by crediting an account of the Borrower at the applicable Branch of Account or at any other place to be agreed upon from time to time between the Borrower and the Agent.

2.9 Lender's Failure to Fund

If a Lender fails to advance its share of any Borrowing and, despite such failure, the Agent advances such amount to the Borrower, the Agent may recover such amount from such Lender or, if it is unable to do so, from the Borrower, with interest from the date of disbursement at the rate applicable to Borrowings in the same form. Nothing in this Section obliges the Agent to fund any Borrowing or advance any sums on behalf of a Lender who has failed to comply with its obligations.

2.10 Conversions and Renewals

(a) The Borrower may convert from one form of permitted Borrowings to another form of permitted Borrowings the whole or any part of the outstanding Borrowings and renew Acceptances and Libor Loans, provided that (i) Acceptances and Libor Loans may not be converted prior to the maturity of their respective periods and, (ii) Letters of Credit may not be converted.

(b) Sections 2.3 to 2.9 apply to a conversion or a renewal with such modifications as may be required.

(c) Unless they are repaid, converted or renewed upon the maturity date of their respective periods, (i) Acceptances will then become Prime Rate Loans for the face amount of such Acceptances, and (ii) Libor Loans will then become US Base Rate Loans.

(d) Any conversion to Borrowings in another currency may be effected by the repayment of the Borrowings to be so converted and by the re-borrowing of an equivalent amount in the other currency.

2.11 Limitations on Lender's Obligation to Fund

Each Lender's obligation to fund Borrowings is limited to such Lender's Commitment. The obligations of the Lenders hereunder are not solidary and are not joint and several, and no Lender is responsible for the obligations of any other Lender.

2.12 Increase of the Facility

(a) At any time after the execution of this Agreement but no later than the 90th day preceding the Facility Maturity Date, the Borrower may, by notice to the Agent, request an increase up to $250,000,000 in the aggregate amount of the Facility (an "Increase"). The notice must specify:

(i) the amount of the proposed Increase, which must be a multiple of $25,000,000, provided that the aggregate amount of all Increases made pursuant to this Section 2.12 may not exceed $250,000,000;

(ii) the terms and conditions that the Borrower proposes to apply to the Increase (maturity, amortization, pricing, etc...), to the extent that such terms and conditions are not identical to the then current terms and conditions of this Agreement; and

(iii) the names of the Persons who have accepted to participate in the Increase and the amount of their participation, provided that if any such Person is not already a Lender, said Person would qualify as a permitted assignee under Section 20.4 and its participation would meet the requirements of such Section as if the participation were an assignment made hereunder.

(b) Promptly after the giving of such notice, the Agent, the Borrower and the Persons who have accepted to participate in the Increase will execute an amendment to this Agreement providing that:

(i) the Facility will be increased by the amount of the Increase;

(ii) each Person who has accepted to participate in the Increase will have a Commitment under the Facility equal to the amount of its participation in the Increase (or an additional Commitment equal to such amount in the case of a Person who is already a Lender); and

(iii) the new and existing Lenders will make among themselves such assignments of Borrowings or adjustments as are necessary to ensure that all outstanding Borrowings under the Facility are owed to the Lenders in the proportion of their respective Commitments,

and containing such other provisions as may be necessary to give effect to the Increase, including provisions relating to terms and conditions that are specific to the Increase, the conditions precedent to the effectiveness of the Increase such as the absence of a Default and the delivery of legal opinions.

(c) For greater certainty, (i) nothing in this Section is intended to commit any Lender to participate or the Agent to arrange for a participation in an Increase, and (ii) the aggregate amount of all Increases made pursuant to this Section 2.12 may not exceed $250,000,000. An amendment agreement giving effect to an Increase will not require the consent of Lenders other than those participating in the Increase, except if certain terms and conditions of the Increase are different from those applicable to the Facility generally, in which case the consent of all Lenders will be required.

3 - ACCEPTANCES

3.1 Period and Amounts

Acceptances:

(a) are for periods of one, two, three or six months, but must mature on a date which is a Business Day and which is no later than the Facility Maturity Date;

(b) are denominated in Dollars, with a minimum of $5,000,000 per issue, provided that the Agent may round each Lender's allocation of such issue to the nearest $100,000 increment;

(c) constitute outstanding Borrowings for their face amount;

(d) do not bear interest nor carry any days of grace; and

(e) may be discounted by the Lenders for their own account or may be sold to third parties.

3.2 Disbursement

(a) The amount to be disbursed to the Borrower with respect to Acceptances discounted by the Lenders is the Discounted Proceeds of such Acceptances, less the acceptance fee payable pursuant to Section 6.5.

(b) In the case of an issue of Acceptances for the purposes of replacing existing Borrowings, the Borrower must, concurrently with such issue, pay to the Agent an amount equal to the aggregate amount of the Borrowings so replaced. The amount so paid to the Agent will be applied to the portion of the Borrowings which have been replaced by such Acceptances.

3.3 Power of Attorney

(a) Upon any issue of Acceptances, each Lender is authorized to sign, complete, endorse and deliver on behalf of the Borrower the Acceptances to be issued and to do all things necessary or useful in order to facilitate such issuance. The Agent is also authorized to make the necessary arrangements for the negotiation and delivery of Acceptances intended to be sold on the money market.

(b) In the case of an issue of Acceptances by way of promissory notes to the Lenders who do not customarily accept banker's acceptances (as provided in the definition of Acceptances), the Borrower will be deemed to have issued the corresponding notes to such Lenders, without the necessity of physical execution and delivery of any note. The full amount of the notes deemed to be so issued will become payable to such Lenders on the maturity date thereof, as recorded in the books of the Agent.

3.4 Depository Bills

A Lender who accepts Acceptances that are "depository bills" within the meaning of the *Depository Bills and Notes Act* (Canada) may deposit same with the Canadian Depository for Securities Limited ("CDS") and such Acceptances may be dealt with in accordance with the rules and procedures of CDS.

3.5 Availability

The availability of Acceptances is subject to funds being available for such purpose in the Canadian money market; the Agent will notify the Borrower if Acceptances cease to be so available as well as when availability resumes.

4 - LIBOR LOANS

4.1 Amounts and Periods

(a) Libor Loans may be obtained for periods of one, two, three or six months, but must mature on a Business Day which is no later than the Facility Maturity Date; and

(b) Libor Loans must be in a minimum amount of US$5,000,000 per Borrowing and in multiple of US$100,000.

4.2 Changed Circumstances

If a Lender determines that:

(a) it is unable to obtain US Dollars in the London inter-bank market,

(b) a law, regulation, administrative decision or guideline, or a Court decision has made it unlawful or prohibits such Lender from making or maintaining Libor Loans in US Dollars, or has imposed costs or constraints on such Lender that do not exist on the date hereof in respect of Libor Loans in US Dollars, or

(c) Libor is less than its effective funding cost for making or maintaining Libor Loans,

the Lender may so notify the Agent and the Borrower and no new Borrowing by way of Libor Loans, no conversion into Libor Loans and no renewal of Libor Loans may be made with such Lender from the date of the notice until the cause of such determination has ceased to exist. In any such case, Borrowings with such Lender that otherwise would have been made by way of Libor Loans will be made by way of US Base Rate Loans.

5 - LETTERS OF CREDIT

5.1 Availability

Letters of Credit will be issued by the Issuing Lender in Dollars, US Dollars or any other currency acceptable to the Issuing Lender, for such transactions and on such terms and conditions as are mutually agreed upon between the Borrower and the Issuing Lender and are not inconsistent with the provisions of this Article 5. Letters of Credit are available only up to an aggregate outstanding amount (expressed in Dollars) at any time not exceeding $25,000,000.

5.2 Maturity of Letters of Credit

No Letter of Credit may have at any time a remaining term that exceeds one year from such time or an expiry date that extends beyond the Facility Maturity Date.

5.3 Borrowings

(a) Any Letter of Credit constitutes from the date of its issue an outstanding Borrowing, in a principal amount equal to the maximum amount of the obligation of the Issuing Lender.

(b) For greater certainty, if for any reason Letters of Credit are outstanding on the Facility Maturity Date or on another date at which the indebtedness of the Borrower under the Facility becomes repayable pursuant to this Agreement, the aggregate amount of such outstanding Letters of Credit will be included in the Borrowings to be repaid on any such date. However, if any such Letter of Credit expires or is cancelled without having been drawn, the amount repaid in respect of same will be reimbursed to the Borrower but only if there is no monetary Default at the time of such expiration or cancellation.

5.4 Payments under Letters of Credit

Each amount paid by the Issuing Lender under a Letter of Credit will constitute, as of the date of payment, a Prime Rate Loan if the payment is made in Dollars or any other currency other than the US Dollar, or a US Base Rate Loan if the payment is made in US Dollars. Any such Borrowing will be allocated among the Lenders *pro rata* to their respective Commitments. Each Lender must fund such loan by remitting to the Agent (for the account of the Issuing Lender) the amount of its share of such loan. The provisions of 2.9 will apply in the event of non-disbursement by a Lender.

5.5 Indemnity

The Borrower will pay all reasonable costs incurred and indemnify the Agent, the Issuing Lender and the Lenders in respect of any loss or damage suffered by them in connection with Letters of Credit, including reasonable legal fees and other costs of litigation, except for any loss, damage or cost resulting from willful misconduct or gross negligence of the Agent, the Issuing Lender or the Lenders.

5.6 I.C.C. Rules

Unless otherwise provided in this Agreement or in any agreement relating to their issue, Letters of Credit are governed by the Uniform Customs and Practice for Documentary Credits (I.C.C. Publication 500, 1993 revision).

5.7 Deemed Letter of Credit Utilizations

Concurrently with the initial Borrowing hereunder, the letters of credit issued by National Bank of Canada as Canadian Issuing Lender under the Canadian Revolving Commitments of the Existing Facilities and then outstanding will be deemed to be Letters of Credit issued at the request of the Borrower and outstanding under this Agreement. From the date of the initial Borrowing hereunder, the provisions of Sections 6.2 and 6.3 in respect of Letter of Credit fees and charges will apply to such letters of credit as if the term of such letters of credit had commenced on such date. Accordingly, letters of credit fees payable pursuant to Section 6.2 in

respect of such letters of credit will accrue from the date of the initial Borrowing hereunder. For greater certainty, Section 5.4 will apply to any payment made by National Bank of Canada under the letters of credit referred to above.

6 - FEES AND INTEREST

6.1 Agent Fee

The Borrower must pay to the Agent, for its own account, the agency fee specified in the agency fee letter executed by the Borrower as of February 7, 2007.

6.2 Letter of Credit Fees

The Borrower must pay a fee for each Letter of Credit. The fee for each non-documentary Letter of Credit or each letter of guarantee will be at an annual rate equal to the Applicable Rate. Fees are calculated on the face amount of each Letter of Credit for the number of days included in the period of same subject to a minimum of $250 (or US $250 for any Letter of Credit in US Dollars). Any such fee must be paid to the Agent quarterly in arrears on the first Business Day of the following quarter (except for any documentary Letter of Credit where the fee is payable in accordance with the practices of the Issuing Lender), for distribution to the Lenders *pro rata* to their Commitments. Concurrently with the payment of any such fee, the Borrower must also pay to the Agent, for the account of the Issuing Lender, a fronting fee at an annual rate equal to 0.125%, calculated as aforesaid.

6.3 Administrative Charges with respect to Letters of Credit

The Borrower must pay to the Issuing Lender administrative charges in connection with Letters of Credit at the rates and on the terms generally applicable to the other customers of the Issuing Lender.

6.4 Standby Fee

The Borrower must pay to the Agent, for distribution to the Lenders *pro rata* to their Commitments a standby fee on the unused portion of the Facility. The standby fee will accrue from the date this Agreement becomes effective pursuant to Section 9.1, will be calculated daily at an annual rate equal to the Applicable Rate and will be payable quarterly in arrears on the first Business Day of the following quarter. For the purposes of the calculation of the standby fee, the unused portion of the Facility will be deemed to include the outstanding Borrowings owing to the Swingline Lender pursuant to Section 2.7.

6.5 Acceptance Fees

Upon the issue of any Acceptance, the Borrower must pay to the relevant Lender (or to the Agent for the account of such Lender) an acceptance fee at an annual rate equal to the Applicable Rate. The acceptance fee will be calculated on the face amount of the applicable Acceptance and for the number of days included in the period of same.

6.6 Interest on Prime Rate Loans

Prime Rate Loans bear interest at the Prime Rate in effect from time to time, plus the Applicable Margin. The interest is payable monthly in arrears on the first Business Day of the following month.

6.7 Interest on US Base Rate Loans

US Base Rate Loans bear interest at the US Base Rate in effect from time to time, plus the Applicable Margin. The interest is payable monthly in arrears on the first Business Day of the following month.

6.8 Interest on Libor Loans

Each Libor Loan bears interest at the Libor applicable to each such loan, plus the Applicable Margin. The interest is payable at the maturity of the period of the loan or, if the period of such loan is more than three months, at 3-month intervals during the period of the loan.

6.9 Calculation of Interest Rates

(a) Interest rates and fees calculated at the Applicable Margins or Rates are annual rates and are calculated daily on the basis of a 365-day year, except for Libor Loans (and US Base Rate Loans when the "federal funds effective rate" applies), where rates are calculated on the basis of a 360-day year.

(b) For the purposes of the *Interest Act* (Canada) only, the annual rate of interest equivalent to a rate otherwise calculated under this Agreement is equal to the rate so calculated multiplied by the actual number of days included in a given year and divided by 365 days (or by 360 days, in the case of a rate calculated on the basis of a 360-day year).

6.10 Interest on Arrears

(a) Any amount (in principal, interest or otherwise) which is not paid when due will bear interest at the Prime Rate in effect from time to time, plus the Applicable Margin increased by 2%, in the case of an amount to be paid in Dollars, and at the US Base Rate in effect from time to time, plus the Applicable Margin increased by 2%, in the case of an amount to be paid in US Dollars.

(b) Interest on arrears is compounded monthly and is payable on demand.

7 - REPAYMENT, PREPAYMENT AND CANCELLATION

7.1 Repayment of the Facility

The Borrower must repay in full the outstanding Borrowings and pay all other amounts owing under the Facility on the Facility Maturity Date (as determined pursuant to Section 2.4(c) with respect to the dissenting Lenders referred to therein).

7.2 Optional Prepayments

(a) The Borrower may at any time make prepayments on outstanding Borrowings without affecting its right to re-borrow under the Facility up to its maximum available amount. Any such prepayment (except for a prepayment applied to utilizations made pursuant to Section 2.7) must be in multiples of $100,000 or US$100,000, with a minimum of $5,000,000 or US$5,000,000, giving the Agent a three-Business Day prior notice.

(b) No optional prepayment may be made in respect of Acceptances before the maturity date of their respective periods, it being understood that any prepayment in respect of Libor Loans is subject to breakage costs (if any), as provided in Section 20.9(c).

7.3 Exchange Rate Fluctuations

If, at any time, due to fluctuations in the rate of exchange of a currency against another currency, the outstanding amount of the Borrowings, expressed in Dollars, exceeds the then maximum amount of the Facility, the Borrower must pay to the Agent, three Business Days following a demand to that effect, the amount of such excess. However, no such demand will be made as long as the excess is not more than 5% of the maximum amount of the Facility.

7.4 Reduction of the Facility

The Borrower may, on giving not less than five Business Days prior notice to the Agent (or such shorter period agreed to by the Agent), permanently reduce the aggregate amount of the Facility by amounts of not less than $10,000,000 and in multiple of $1,000,000. Any such reduction will reduce the Commitment of each Lender, on a *pro rata* basis. The notice of reduction must specify the amount of the reduction, and the Business Day when the reduction will become effective. On such date, the Borrower must make a repayment in an amount sufficient for the outstanding Borrowings not to exceed the new lesser amount of the Facility.

8 - PLACE AND CURRENCY OF PAYMENT

8.1 Payments to the Agent

Unless otherwise provided in the Credit Documents, (i) all payments to be made by the Borrower must be made to the Agent at the Branch of Account, (ii) all payments made to the Agent on account of any indebtedness owing to the Lenders hereunder will be deemed to have been made to the Agent for the ratable benefit of the applicable Lenders, and (iii) any payment received by the Agent on account of any such indebtedness must be distributed among the applicable Lenders proportionately to their share of said indebtedness. Any payment due by the Borrower may be charged to an account maintained by the Borrower with the Agent or the Swingline Lender.

8.2 Time of Payments

Any payment that is due on a day that is not a Business Day may be made on the next Business Day but will bear interest until received in full. All payments must be made in funds which are immediately available on the date on which payment is due.

8.3 Currency

Unless otherwise provided, (i) all amounts owing under any Borrowing are payable in the currency of such Borrowing, (ii) Letter of Credit fees are payable in Dollars, except that any such fee owing as a result of a Letter of Credit issued in US Dollars is payable in US Dollars, (iii) standby fees are payable in Dollars, and (iv) all other amounts are payable in Dollars or US Dollars, as may be specified by the Agent.

8.4 Judgment Currency

If a judgment is rendered against the Borrower for an amount owed hereunder and if the judgment is rendered in a currency ("other currency") other than that in which such amount is owed under this Agreement ("currency of the Agreement"), the Borrower will pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the said amount owed under this Agreement, expressed into the other currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the spot rate at which the Agent, on the relevant date, may in Toronto, sell the currency of the Agreement to obtain the other currency. Any additional amount owed under this Section will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment will not constitute *res judicata* in that respect.

8.5 Payments Net of Taxes

If the Borrower or the Agent is compelled by law to make any withholding or deduction due to any tax or if a Lender is liable to pay tax in respect of any payment due or made by the Borrower, the Borrower must pay to the Agent or such Lender such additional amount as may be necessary in order that the payment actually received by the Agent or such Lender be equal to the payment which otherwise would have been received in the absence of such withholding or deduction or tax (including in the absence of any additional withholding or deduction or tax in respect of any additional amount payable pursuant to this Section). However, this Section 8.5 will not apply in respect of a tax on the overall net income or capital of a Lender.

9 - CONDITIONS PRECEDENT TO BORROWINGS

9.1 Conditions Precedent to the Effectiveness of this Agreement

This Agreement will become effective upon confirmation by the Agent to the Borrower that the following conditions precedent have been fulfilled to the satisfaction of the Agent and the Lenders (provided same are fulfilled by no later than July 31, 2007):

(a) The Agent and the Lenders must have received, in form and substance satisfactory to them, each of the following documents:

(i) a copy of the constitutive documents of the Borrower;

(ii) a certificate of good standing in respect of the Borrower;

(iii) a copy of the documents evidencing the authority and attesting to the authenticity of the signatures of the Persons acting on behalf of the Borrower;

(iv) a compliance certificate in the form of Schedule " D " (including with respect to the absence of any Default and Material Adverse Change and compliance with the financial covenants of Article 14);

(v) financial forecasts for the Borrower (on a consolidated basis) for its 2008, 2009, 2010, 2011 and 2012 financial years;

(vi) the Corporate Structure Chart containing the information specified in Section 11.13;

(vii) a direction of payment for the repayment of the Existing Facilities together with evidence of its termination and undertaking of the lenders thereunder to release the Liens securing same;

(viii) a certificate of the chief financial officer of the Borrower confirming that the Transaction has been completed and that at least 95% of the US$850,000,000 8.5% Senior Subordinated Notes due 2014 and the US$350,000,000 7.625% Senior Notes due 2012 have been repaid or defeased; and

(ix) legal opinions addressed to the Agent and the Lenders from internal counsel to the Credit Parties and counsel to the Agent, relating to such matters as the Agent and the Lenders may reasonably require.

(b) All fees and expenses owing by the Borrower to the Agent and the Lenders at the time of execution of this Agreement must have been paid in full.

9.2 <u>Conditions Precedent to All Borrowings</u>

The Borrower may not obtain any Borrowing or convert or renew any Borrowing:

(a) if the Agent has not received timely notice of such Borrowing, conversion or renewal; or

(b) if a Default has occurred and is continuing.

Each notice of Borrowing or of the renewal or conversion of a Borrowing constitutes a certification by the Borrower that no Default has occurred and is continuing.

9.3 Waiver of Conditions Precedent

The conditions precedent provided for in this Article are for the sole benefit of the Agent and the Lenders. The Agent and the Lenders may waive such conditions precedent, in whole or in part, with or without conditions, without prejudice to any other or future rights that they might have against the Borrower and any other Person.

9.4 Termination of this Agreement

If all of the conditions precedent provided for in this Article have not been previously fulfilled or waived, this Agreement will terminate on July 31, 2007.

10 - GUARANTEES

10.1 Guarantees

Each Guarantor Subsidiary must guarantee in favour of the Agent and the Lenders the performance of all of the obligations of the Borrower under the Facility and all Hedging Obligations of the Credit Parties to the Lenders pursuant to a guarantee agreement ("Guarantee Agreement" substantially in the form of Schedule " H ". The Borrower must also guarantee all Hedging Obligations of any Guarantor Subsidiary to the Lenders pursuant to a guarantee agreement, substantially in the same form.

10.2 Hedging Obligations

(a) The Agent will act as agent for the Lenders in their capacity as creditors of the Hedging Obligations of the Credit Parties to the Lenders (hereafter, the "hedging creditors") for all purposes of the Guarantee Agreements, including the enforcement thereof. For such purposes, the provisions of Articles 17, 18 and 19 (adapted accordingly) will also apply to the hedging creditors. However, until termination and repayment in full of the Facility, the claims of the hedging creditors will not be taken into account in the calculation of the Majority Lenders, including in any situation where a decision regarding the Guarantee Agreements has to be made by the Majority Lenders.

(b) The rights of the Lenders and the hedging creditors under the Guarantee Agreements will rank *pari passu*.

(c) Each hedging creditor will calculate its claim under any Hedging Obligations owing to it in accordance with normal market practices (using the mark-to-market method whenever applicable) and after giving effect to any close-out, netting arrangement or right of set-off provided by contract or permitted by law.

(d) The Hedging Obligations guaranteed by the Guarantee Agreements will consist of (i) Hedging Obligations incurred in favour of any hedging creditor who is a Lender at the time of the entering into of related hedging contracts, and (ii) Hedging Obligations arising from contracts made prior to the date hereof with hedging creditors who are Lenders at the date hereof. For greater certainty, the Guarantee

Agreements will continue to secure the obligations of the Credit Parties to any hedging creditor under Hedging Obligations after termination and repayment in full of the Facility.

(e) None of the Credit Parties will incur Hedging Obligations for speculative purposes, whether or not in favour of a hedging creditor.

10.3 Effectiveness and Contents of Guarantee Agreements

Each Guarantee Agreement must be in form and substance satisfactory to the Agent and remain valid and in force at all times. Each Guarantee Agreement will be accompanied by such legal opinions and corporate documents as the Agent may reasonably require.

11 - REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants that:

11.1 Corporate Existence and Capacity

Each Credit Party:

(a) is a Person duly constituted and organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

(b) has all requisite corporate or other power necessary to own its assets and carry on its business as now being or as proposed to be conducted; and

(c) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could have a Material Adverse Effect.

11.2 Authorization and Validity

Each Credit Party has all necessary power, authority and legal right to execute, deliver and perform its obligations under the Credit Documents to which it is a party, has duly authorized by all necessary action the execution, delivery and performance of its obligations under such Credit Documents and has duly and validly executed and delivered the Credit Documents to which it is a party. The obligations of each Credit Party under the Credit Documents to which it is a party constitute legal, valid and binding obligations of such Credit Party.

11.3 No Breach

The execution and delivery of the Credit Documents and the performance by the Credit Parties of their respective obligations thereunder will not conflict with, result in a breach of or require any consent under, the constitutive documents or by-laws of any Credit Party, or any applicable law or regulation in any material respect, or any order or decision of any court or governmental authority or agency, or any material agreement to which any Credit Party is a party or by which it or any of its property is bound.

11.4 Approvals

No authorization, approval or consent of, nor any filing or registration with, any governmental or regulatory authority or agency, is necessary for the execution, delivery or performance by each Credit Party of the Credit Documents to which it is a party or to ensure the legality, validity or enforceability thereof.

11.5 Compliance with Laws and Permits

Each of the Credit Parties is in compliance with all laws and regulations applicable to it and to its business and assets (including Environmental Laws) the non-compliance with which could reasonably be expected to have a Material Adverse Effect. Each of the Credit Parties holds all material permits, licenses, approvals, consents and other authorizations required under all such laws and regulations to own its assets and to carry on its business as now being or as proposed to be conducted.

11.6 Title to Assets

The property and assets of the Credit Parties are free from any Liens other than Permitted Liens and, taken as a whole, are not subject to title defects or restrictions which could materially and adversely impair their value or normal use. The Credit Parties own or have rights of use for all material property and assets (including intellectual property) necessary to carry on their businesses.

11.7 Litigation

There are no legal or arbitration or grievance proceedings, or any proceedings by or before any governmental or regulatory authority or agency, or, to the best of its knowledge, any claim or investigation by any such authority or agency or under Environmental Laws, or any labour dispute or unfair labour practice complaint, now pending or threatened against any of the Credit Parties or any of their properties or rights that, if adversely determined, could have a Material Adverse Effect.

11.8 No Default

No Default has occurred and is continuing.

11.9 Solvency

Each of the Credit Parties is solvent.

11.10 Taxes

Each of the Credit Parties has filed all income tax returns and all other material tax returns and paid all taxes material in their amount that are required to be filed or paid by them, except for any such taxes the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained. The charges, accruals

and reserves on the books of the Credit Parties in respect of taxes and other governmental charges are adequate.

11.11 Pension Plans

Each pension or employee benefit plan of any Credit Party is in compliance in all material respects with the relevant provisions of any law or regulation applicable to the Credit Parties and their respective businesses. The Credit Parties do not have unfunded liabilities in excess of an aggregate amount of $12,000,000 under any registered or regulated pension plan on an ongoing or termination basis.

11.12 Restriction on Payments

None of the Credit Parties is subject to any law, regulation, agreement or legal impediment that prohibits, restricts or imposes any condition upon the ability of a Credit Party to pay Distributions or to make or repay loans or advances, except as provided in this Agreement and except for laws of general application providing that the declaration or payment of Distributions by a Person are subject to such Person being in compliance with solvency or other similar requirements.

11.13 Corporate Structure Chart

The Corporate Structure Chart contains a complete and correct list of the Borrower and all of its Subsidiaries (but after giving effect to the Transaction) and indicates (i) the jurisdiction of formation of each such Person, (ii) each Person holding ownership interests in each Subsidiary of the Borrower, (iii) the nature of the ownership interests held by each such Person and the percentage of ownership represented by such ownership interests, and (iv) the location of the registered and chief executive offices of the Borrower and of each of its Subsidiaries, in each case, as at the date of this Agreement.

11.14 Financial Statements and Financial Year

The last audited financial statements of the Borrower are complete and correct and fairly present the consolidated financial condition and results of operation of the Borrower as at their stated date, all in accordance with GAAP. Except as reflected or disclosed in such financial statements (and notes thereto), none of the Credit Parties as of the date of this Agreement has any material contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that have not been disclosed in writing to the Agent and the Lenders. The financial year of the Borrower currently ends during the last week of May of each year but after completion of the Transaction, the Borrower may change its financial year in order that same ends during the last week of February of each year.

11.15 No Material Change

There has been no Material Adverse Change from May 27, 2006 to the date of this Agreement.

11.16 True and Complete Disclosure

The information, reports, financial statements and other documents furnished or to be furnished by or on behalf of the Credit Parties to the Agent or any Lender in connection with the negotiation, preparation, execution, delivery or performance of the Credit Documents, when taken as a whole, do not and will not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the time and circumstances under which they were made, not misleading. All forecasts have been prepared based upon reasonable assumptions.

12 - AFFIRMATIVE COVENANTS

12.1 General Covenants

The Borrower will, and will cause each of the other Credit Parties to:

(a) *Legal Existence* – subject to Section 13.3, preserve and maintain its legal existence and all of its material rights, privileges, licenses and franchises;

(b) *Legal Compliance* – comply with the requirements of all laws and regulations applicable to it and its business and assets (including Environmental Laws) and with all orders of governmental or regulatory authorities the non-compliance with which could reasonably be expected to have a Material Adverse Effect;

(c) *Payment of Taxes* – pay and discharge all taxes, assessments and governmental charges or levies imposed on it or on its income or assets on or prior to the due date, except for any such tax, assessment, charge or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(d) *Maintenance of Property* – maintain all of its material properties and assets used or useful in its business in good working order and condition, ordinary wear and tear excepted;

(e) *Material Agreements* – perform its obligations under and preserve and maintain in force all agreements to which it is a party that are material to its operations and business;

(f) *Insurance* – insure and keep insured its property, assets and business and maintain business interruption and civil liability insurance, for such coverage as a prudent administrator would obtain for similar property, assets and businesses and with financially sound and reputable insurance companies;

(g) *Records* – keep adequate records and books of account, in which complete entries will be made in accordance with GAAP; and

(h) *Access* – permit representatives of the Agent and the Lenders (coordinated as a group), upon reasonable prior notice and during normal business hours, to examine, copy and make extracts from its books and records, to inspect any of its

properties or assets, and to discuss its business and affairs with its officers, but not more often than once during any calendar year unless a Default is in existence.

12.2 Further Assurances

The Borrower will, and will cause each of the other Credit Parties to, cooperate with the Lenders and the Agent and execute such further instruments and documents as the Agent may reasonably request to carry out to its satisfaction the transactions contemplated by the Credit Documents.

12.3 Representations and Warranties

The Borrower will ensure that all representations made in this Agreement are true and correct in all material respects on the date of each Borrowing (including a conversion or renewal thereof), except for representations made as of a date expressly stated therein.

13 - NEGATIVE COVENANTS

The Borrower covenants and agrees that:

13.1 Negative Pledge

None of the Credit Parties will create, incur, assume or suffer to exist any Lien on their present and future property or assets except for the Permitted Liens.

13.2 Indebtedness by Credit Parties other than the Borrower

None of the Credit Parties other than the Borrower will create, incur, assume or permit to exist any Indebtedness other than:

(a) Indebtedness to the Agent and the Lenders under the Credit Documents;

(b) Indebtedness which is subordinated and postponed to the obligations of the Credit Parties to the Agent and the Lenders under the Credit Documents upon terms and conditions satisfactory to the Majority Lenders;

(c) Indebtedness among the Credit Parties;

(d) Hedging Obligations not incurred for speculative purposes;

(e) Indebtedness permitted to be secured by Permitted Liens,

(f) Indebtedness to any Lender which is repaid on the same day it is incurred ("day-light loan"); and

(g) any other Indebtedness provided that the aggregate amount of such other Indebtedness and Indebtedness of such Credit Parties permitted to be secured by paragraph (d) of the definition of Permitted Liens does not at any time exceed for

all such Credit Parties 5% of the consolidated shareholders' equity of the Borrower.

13.3 Fundamental Changes

None of the Credit Parties will:

(a) enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself, except that any Credit Party may merge or amalgamate with any other Credit Party or a Non-Guarantor Subsidiary if the following conditions are fulfilled:

(i) no Default occurs as a result of the merger or amalgamation;

(ii) the surviving or amalgamated entity must be a Credit Party (and also the Borrower to the extent that any merging or amalgamating entity was the Borrower) and must execute and deliver to the Agent all such documents as may be necessary or advisable to confirm that such entity is bound as successor of the merging or amalgamating entities by all Credit Documents to which such entities were parties;

(iii) the surviving or amalgamated entity is solvent after the merger or amalgamation; and

(iv) the Agent has been provided with reasonable advance notice of the merger or amalgamation and, prior to or concurrently with the merger or amalgamation, with satisfactory evidence of compliance with the requirements of clauses (i), (ii) and (iii) including such financial information, certificates, documents and legal or other professional opinions as the Agent may reasonably request;

(b) sell, transfer or otherwise dispose of, in one transaction or a series of related transactions to any Person (in each case, a "disposition"), any property except for the following dispositions (in each case, provided that no Default occurs as a result of the disposition):

(i) any disposition in the ordinary course of business of inventory or of obsolete, unusable, worn-out or damaged materials, vehicles and equipment;

(ii) any disposition of the Rite Aid Shares;

(iii) any disposition by a Credit Party to another Credit Party, provided that the conditions of paragraph (a) above are fulfilled in the case of a disposition of any material part of the assets of the transferor (to the extent applicable and adapted as if the disposition were a merger and the transferee were the surviving entity) and provided further that if the disposition relates to substantially all of the property or assets of the transferor, the latter (if not

the Borrower) may wind-up or dissolve itself after completion of such disposition;

(iv) any disposition of real or immovable property provided that, except for Underpeforming Stores, any such disposition must be for a consideration at least equal to the fair market value of the related property and, unless the disposition is made through an Asset Swap, at least 75% of the consideration received is paid in cash; and

(v) other dispositions made for a consideration at least equal to the fair market value of the related property and, unless the disposition is made through an Asset Swap, at least 75% of the consideration received is paid in cash, provided however that the aggregate amount of all proceeds from such disposition since the date of this Agreement must not exceed at any time 20% of the Borrower's consolidated assets as set forth in the most recent audited annual financial statements of the Borrower delivered pursuant to Section 15.1 (but, for greater certainty, with respect to the financial year ending on May 27, 2006, after giving effect to the Transaction but making the calculation using the 2006 audited annual financial statements of the Borrower).

(c) materially change, directly or indirectly, the business currently carried on by the Credit Parties and the activities ancillary and reasonably related thereto (such business being deemed to include the operation of corporate stores).

13.4 <u>Investments</u>

None of the Credit Parties will, directly or indirectly make any investment in any Person (by way of making loans or investing in securities or otherwise), other than:

(a) Cash Equivalent Investments;

(b) investments in a Credit Party;

(c) investments in a Non-Guarantor Subsidiary up to an aggregate amount for all such investments at any time not exceeding $50,000,000;

(d) loans and advances to employees in the ordinary course of business up to an aggregate amount for all such loans and advances at any time not exceeding $5,000,000;

(e) investments made prior to the date hereof and listed in Schedule " E ";

(f) acquisitions that are permitted pursuant to Section 13.5; and

(g) other investments up to an aggregate amount at any time not exceeding 7.5% of the consolidated shareholders' equity of the Borrower.

13.5 Acquisitions

None of the Credit Parties will, directly or indirectly, make any acquisition of business either by way of purchase of assets or shares or otherwise, unless the business acquired is substantially in the same line of business as the lines of business currently carried on by the Credit Parties or in ancillary or related lines of business (including, for greater certainty, the operation of corporate stores) provided that with respect to any such acquisition the consideration of which is expected to exceed $200,000,000, the Borrower will furnish to the Agent the following information and documents, no later than 15 days prior to the closing of said acquisition:

(a) the approximate amount of the consideration for the acquisition;

(b) the historical audited financial statements of the business to be acquired or, if such statements are not available, the financial statements to be relied on by the Borrower to make the acquisition; and

(c) a compliance certificate in the form of Schedule " D " showing compliance on a *pro forma* basis with the financial covenants herein (after giving effect to the acquisition) together with *pro forma* consolidated financial statements of the Borrower for its most recently ended four-quarter period giving effect to the acquisition.

13.6 Distributions

None of the Credit Parties will make any Distribution or any payment on account of Indebtedness subordinated to the rights of the Lenders if an Event of Default exists at such time or would result from such Distribution or payment (other than a direct or indirect Distribution to a Credit Party).

13.7 Transactions with Related Parties

None of the Credit Parties will engage in any material transactions or agreements with any related party (other than among the Borrower and its Subsidiaries) on terms and conditions not less favourable in any material respect to the relevant Credit Party than those that could be obtained on an arm's length basis from unrelated third parties. For the purposes of this Section 13.7, (i) related party means, with respect to a Person, another Person that Controls or is Controlled by or is under common Control with the relevant Person, and (ii) the definition of Control must be read replacing 50% by 20%.

14 - FINANCIAL COVENANTS

14.1 Leverage Ratio

The Borrower will maintain at the end of each of its financial quarters, on a consolidated basis, a Leverage Ratio of not more than 3.75:1.

14.2 Interest Coverage Ratio

The Borrower will maintain at the end of each of its financial quarters, on a consolidated basis, an Interest Coverage Ratio not less than 2.50:1, but only if its Leverage Ratio is then greater than 3.00:1.

15 - REPORTING REQUIREMENTS

15.1 Annual Reporting

The Borrower will deliver to the Agent, for distribution to the Lenders, as soon as possible and, in any event, within 90 days after the end of each financial year of the Borrower:

(a) the unqualified audited annual financial statements of the Borrower for such year, on a consolidated basis;

(b) a compliance certificate in the form of Schedule " D ";

(c) the business plan and the operating and capital budgets of the Borrower for the current financial year and each quarter thereof (including a balance sheet, income statement and cash flow statement), prepared on a consolidated basis, together with *pro forma* financial covenant calculations.

15.2 Quarterly Reports

The Borrower will deliver to the Agent, for distribution to the Lenders within 45 days after the end of the first, second and third financial quarters of each financial year of the Borrower:

(a) a compliance certificate in the form of Schedule " D "; and

(b) the unaudited financial statements of the Borrower for the relevant quarter, on a consolidated basis.

15.3 Reporting from Time to Time

(a) The Borrower will promptly notify the Agent of any (i) Default and (ii) any litigation, claim, complaint or enquiry relating to the Borrower or any of its Subsidiaries where the amount claimed or in dispute is in excess of $25,000,000 or which could have a Material Adverse Effect.

(b) The Borrower will also furnish to the Agent all information, documents and records and, subject to the provisions of Section 12.1(h), allow any enquiry, study, audit or inspection that the Agent may reasonably request in connection with the business, financial condition, property or assets of the Credit Parties, or to verify compliance with the obligations of any of the Credit Parties under any Credit Document.

(c) The Borrower will promptly notify the Agent of any acquisition or disposition of Rite Aid Shares, specifying the date of the acquisition or disposition, the number of shares so acquired or disposed and the number of shares still owned by the Borrower.

15.4 Documentation

Any document to be furnished to the Agent by the Borrower must be supplied in a sufficient number of copies for each Lender and two for the Agent (unless such document is sent to the Agent by electronic mail) and promptly after receipt by the Agent, must be forwarded to the Lenders by the Agent.

16 - EVENTS OF DEFAULT AND REMEDIES

16.1 Events of Default

The occurrence of one or more of the following events constitutes an event of default ("Event of Default") under the Credit Documents:

(a) the Borrower defaults in the payment when due of any amount owing under the Facility in respect of principal, or a Credit Party defaults for more than three Business Days in the payment of any other amount owing under a Credit Document or Hedging Obligations due to a Lender;

(b) a Credit Party (i) fails to make a payment or payments exceeding in the aggregate $25,000,000 in respect of any Indebtedness (other than the Facility or Hedging Obligations to Lenders), when and as due, and such failure continues after the applicable notice or grace period, if any or (ii) is in default under any agreement or agreements relating to Indebtedness (other than the Facility or Hedging Obligations to Lenders) exceeding $25,000,000 in the aggregate if the effect of such default is to accelerate such Indebtedness;

(c) any representation, warranty or certification made or deemed made by a Credit Party in any Credit Document proves to have been, when made or deemed made, false or misleading in any material respect;

(d) any of the financial ratios of Article 14 is not maintained;

(e) any of the provisions of Section 1.2 or Article 13 or Article 15 is not complied with and failure continues for a period of 10 days;

(f) the Borrower or a Material Subsidiary becomes unable to pay its debts generally as such debts become due or is adjudicated bankrupt or insolvent;

(g) the Borrower or a Material Subsidiary (i) applies for or consents to or is the subject of an order for the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or a substantial part of its assets, (ii) makes a general assignment for the benefit of its creditors, (iii) takes advantage of any law relating to bankruptcy, insolvency,

reorganization, liquidation, dissolution, arrangement or winding-up, or (iv) takes any action for the purpose of effecting any of the foregoing;

(h) a proceeding (or any similar action) is commenced against the Borrower or a Material Subsidiary seeking (i) its bankruptcy, reorganization, liquidation, dissolution, arrangement or winding-up, or similar relief, (ii) the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or any substantial part of its assets, or (iii) the seizure or the attachment of, or the enforcement of remedies on, any part of its assets having a value of more than $10,000,000, and, in each case, such proceeding (or similar action) is not dismissed or withdrawn after a period of 60 days, provided that such grace period will apply only if such proceeding (or action) is diligently contested in good faith and does not disrupt the business or normal operations of the party concerned;

(i) a Credit Party defaults in the performance of any of its other obligations under a Credit Document and such default continues unremedied for a period of 30 days after notice by the Agent to the Borrower; or

(j) a Change of Control; for the purposes of this Section 16(j) "Change of Control" means the acquisition by any Person or group of Persons acting in concert (other than the Permitted Holders), directly or indirectly, of securities carrying 50% or more of the voting rights attached to all securities of the Borrower on a fully diluted basis, and "Permitted Holders" means (i) Mr. Jean Coutu, (ii) the spouse, children or other lineal descendants (whether adoptive or biological) of Mr. Jean Coutu, (iii) any revocable or irrevocable *intervivos* or testamentary trust or the probate estate of any individual named in clauses (i) and (ii) above, so long as one or more of the foregoing individuals named in clauses (i) and (ii) above is principal beneficiary of such trust or probate estate and (iv) any Person all of the capital of which is held, directly or indirectly, by or for the benefit of, one or more of the foregoing individuals or trusts specified in clauses (i) through (iii) above.

16.2 <u>Remedies</u>

If an Event of Default occurs and is continuing, the Agent may, on giving a notice to the Borrower, take any one or more of the following actions:

(a) terminate the right of the Borrower to use the Facility;

(b) declare all indebtedness of the Borrower under the Credit Documents to be immediately payable and demand immediate payment of the whole or part thereof; and

(c) exercise all of the rights and remedies of the Agent and the Lenders including their rights and remedies under any Credit Document;

provided that all indebtedness of the Borrower under the Credit Documents will automatically become due and payable without any notice upon the occurrence of any Event of Default specified in Section 16.1(f) or Section 16.1(g).

17 - EQUALITY AMONG LENDERS

17.1 Distribution among Lenders

Any payment received by the Agent on account of any indebtedness hereunder, including any amount received through the exercise of any right of set-off, must be distributed among the Lenders proportionately to the amount of the indebtedness owing to them hereunder and which is then payable.

17.2 Security

No Lender may take any Lien in connection with the Facility or Hedging Obligations except if such Lien is also granted to all Lenders.

17.3 Direct Payment to a Lender

Except, as otherwise provided herein, if a Lender receives, otherwise than through the Agent, a payment on account of the Facility (including any payment received through the exercise of any right of set-off), such Lender will remit the payment to the Agent, for distribution among all Lenders.

17.4 Adjustments

If, at any time, the ratio of Borrowings owing to a Lender under the Facility to the aggregate amount of all outstanding Borrowings under the Facility is not proportional to such Lender's Commitment under the Facility, expressed as a percentage, the Agent may (and will, after termination of the Facility) make from time to time such adjustments as may be necessary in order that the outstanding Borrowings under the Facility are in the proportions of the Commitments under the Facility and the Lenders will make all such payments as the Agent may direct to give full effect to such adjustments. The Borrower will be bound by such adjustments.

18 - THE AGENT AND THE LENDERS

18.1 Appointment of the Agent

Each Lender irrevocably appoints the Agent to exercise on its behalf the rights and powers delegated to the Agent hereunder and authorizes the Agent to take any action necessary for the performance of its duties. Whenever acting in such capacity, the Agent represents and binds all Lenders.

18.2 Restrictions on the Powers of the Lenders

No Lender may exercise individually the rights and powers delegated to the Agent, including the enforcement of remedies after the occurrence of an Event of Default.

18.3 Guarantee Agreements

The Agent is authorized to execute in the name of the Lenders any Guarantee Agreement. The Agent is also authorized to act as representative of the Lenders for the purposes of exercising their rights under any Guarantee Agreement.

18.4 Action by Agent

The duties of the Agent are limited to those specifically conferred upon it in the Credit Documents. Except as otherwise provided, the Agent is not required to exercise any discretion or to take any action under the Credit Documents, unless the Agent has been so required by the Majority Lenders (or by all Lenders where the consent of all Lenders is required). In no event will the Agent be required to exercise any right or power if, in its judgment, doing so would contravene any Credit Document or applicable law or where the Agent determines that the indemnity provided in Section 18.6 may not be available or adequate.

18.5 Enforcement Measures

Any legal proceedings and enforcement measures on behalf of the Lenders will be taken by the Agent; at the Agent's request, all Lenders must join the Agent in such proceedings or enforcement measures.

18.6 Indemnification

Each Lender will indemnify the Agent (and its directors, officers, employees and agents), proportionately to its respective Commitment (and not solidarily), from and against all losses suffered or liabilities or expenses incurred by the Agent of any kind or nature when exercising its rights and powers, save any losses, liabilities or expenses resulting from the wilful misconduct or gross negligence of the Agent (or its directors, officers, employees or agents).

18.7 Reliance on Reports

The Agent will be entitled to make any determination of any Applicable Margin or Rate based on the most recent reports or certificates furnished by the Borrower in relation to such matters.

18.8 Liability of the Agent

The Agent will only be liable to the Lenders for willful misconduct or gross negligence, and will have no liability as a consequence of a failure of any Person to fulfil its obligations or any action authorized by the Majority Lenders (or by all Lenders where the consent of all

Lenders is required). The Agent will be entitled to assume that there exists no Default, unless the Agent has been notified in writing of the existence of a Default.

18.9 Liability of Lenders

Each Lender acknowledges that it has been and will continue to be solely responsible for making its own independent appraisal and investigation of the financial condition of the Borrower and any other Credit Party, and for the assessment of the risks arising from the Facility. No Lender may rely on the Agent in this regard nor will the Agent be responsible for ensuring the validity or enforceability of any Credit Document.

18.10 Rights of the Agent as Lender

In its capacity as Lender, the Agent has the same rights as the other Lenders and may exercise such rights independently of its role as Agent; unless the context otherwise requires, the expression "Lender" also refers to the Lender which is the Agent.

18.11 Sharing of Information

(a) The Lenders may share with each other any information held by them regarding the financial condition, business or property of the Credit Parties or relating to matters contemplated by the Credit Documents or the Hedging Agreements. The Lenders may also provide, subject to the prior consent of the Borrower (such consent not to be unreasonably withheld), such information on a confidential and need-to-know basis to any financial institution which is an assignee or a prospective assignee of Commitments or a participant or a prospective participant in the Facility, provided that the prior consent of the Borrower will not be required at any time where an Event of Default has occurred and is continuing.

(b) The Agent may disclose to any agency or organization that assigns standard identification numbers to credit facilities such basic information describing the Facility as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such information and instructed to make available to the public only such information as such person normally makes available in the course of its business of assigning identification numbers. In addition, the Agent may provide to Loan Pricing Corporation or other recognized publishers of information for circulation in the loan market information of the type customarily provided by financial institutions to Loan Pricing Corporation.

18.12 Competition

Subject to the other provisions of this Agreement, the Agent and each of the Lenders may enter into other transactions with any Credit Party and they are not required to notify each other of such transactions.

18.13 Successor Agent

The Agent may resign by giving notice thereof to the Borrower and to the Lenders. The Agent may also be replaced by the Majority Lenders following the failure by the Agent to perform its obligations under this Agreement. The resignation or replacement of the Agent will be effective 30 days after the appointment by the Majority Lenders (after consultation with the Borrower) of a successor Agent from among the Lenders. Promptly after being so appointed, any successor Agent must give notice thereof to the Borrower and the Lenders. From the effective date of its appointment, any successor Agent will be vested with all the rights, powers and duties of the Agent under the Credit Documents.

19 - DECISIONS, WAIVERS AND AMENDMENTS

19.1 Amendments and Waivers by the Majority Lenders

Subject to the other provisions of this Article 19, the provisions of the Credit Documents may be amended or waived, and consents thereunder may be given, only by an instrument signed by the Agent, with the approval of the Majority Lenders, and in the case of an amendment, also signed by the relevant Credit Parties.

19.2 Amendments and Waivers by Unanimous Approval

Except as otherwise expressly provided in this Agreement, an amendment, waiver or consent that relates to any of the following matters must be made or given by an instrument in writing signed by the Agent, with the prior consent of all Lenders, and in the case of an amendment, also signed by the relevant Credit Parties:

(a) the extension of the maturity date of the Facility;

(b) any increase in the amount of the Facility;

(c) any postponement of the due date, any subordination or any reduction of any amount payable hereunder;

(d) the reduction of any interest rate, discount rate or fee;

(e) the release of any of the Guarantee Agreements;

(f) the provisions of Section 1.2, Section 9.1, Section 20.9, any Event of Default provided in Sections 16.1(a), 16.1(f) and 16.1(g), the provisions of Articles 17, 18 and 19 and the definition of the "Majority Lenders"; or

(g) any modification in any requirement hereunder that any particular action be taken by all Lenders.

19.3 Amendments requiring the Consent of the Affected Party

No amendment affecting the rights and obligations of the Agent or the Issuing Lender or the Swingline Lender may be made without the consent of the Agent or the Issuing Lender or the

Swingline Lender (as applicable). No increase in the amount of the Commitment of any Lender may be made without consent of such Lender.

20 - MISCELLANEOUS

20.1 Books and Accounts

The Agent will keep books and accounts evidencing the transactions made pursuant to this Agreement. Absent manifest error, such books and accounts will be deemed to represent accurately such transactions and the indebtedness of the Borrower under the Facility.

20.2 Determination

In the absence of manifest error, any determination made by the Agent of the amounts payable hereunder will be conclusive and binding upon the Lenders and the Borrower.

20.3 Prohibition on Assignment by Borrower

The Borrower may not assign its rights, or the amounts to be received by it, under this Agreement.

20.4 Assignments and Participations

(a) A Lender (the "Assignor") may assign, in whole or in part, its Commitment (including outstanding Borrowings owing to it) to any Person who makes, purchases or otherwise invests in commercial loans in the ordinary course of its business (the "Assignee"). The assignment must be made in an instrument in substantially in the form of Schedule " F ". The Assignor must pay to the Agent, for its own account, an assignment fee of $3,500. When the assignment becomes effective, the Assignee will become a Lender and will benefit from the rights and be liable for the obligations of the Assignor, proportionately to the assigned Commitment, and, to the same extent, the Assignor will be released from its obligations.

(b) Except if made in favour of an Affiliate of the Assignor, a partial assignment will be in a minimum amount of $5,000,000 and no partial assignment of a Commitment may be made if the residual amount of the total Commitment of the Assignor or if the total Commitment of the Assignee is less than $5,000,000.

(c) Concurrently with any assignment in favour of an Assignee who is not, at the time of the assignment, party to this Agreement, each Credit Party who has provided a Guarantee must acknowledge that the Assignee is entitled to the benefit of the a Guarantee.

(d) Each assignment by a Lender is subject to the prior consent of the Agent, of any Issuing Lender (in the case of an assignment which includes a Commitment under the Facility) and, if made at a time when no Event of Default is continuing, to the prior consent of the Borrower (which consents will not be unreasonably

withheld). However, no such consent of the Borrower will be required if the Assignee is a Lender or an Affiliate of a Lender.

(e) Sections 20.4(a) to 20.4(d) do not apply (i) to a participation that a Lender may grant to another financial institution, provided that no such participation will release any Lender from its obligations under the Credit Documents and will increase the obligations of the Borrower hereunder, and (ii) to an assignment made for the purposes of giving effect to Sections 17.3 and 17.4.

(f) No assignment or participation made at the time when no Default is continuing may increase for any Credit Party the costs of the Borrowings pursuant to Section 8.5.

20.5 Notes

At the request of a Lender, the Borrower will execute in favour of such Lender a note evidencing its indebtedness to such Lender under this Agreement.

20.6 No Waiver

The omission by the Agent or any Lender to exercise any of its rights will not be deemed to be a waiver of the exercise of any such right subsequently. The omission by the Agent or any Lender to notify any Credit Party of the occurrence of a Default will not be deemed to be a waiver of the right of the Agent or of such Lender to avail itself of such Default.

20.7 Irrevocability of Notices of Borrowings

The Borrower may not cancel a notice of Borrowing, conversion, renewal, reduction or prepayment, unless applicable breakage costs are paid, as contemplated by Section 20.9.

20.8 Set-off

If an Event of Default occurs and is continuing, the Agent and each Lender are authorized to set off and to apply any and all deposits held for any Credit Party against any amount due and payable by any Credit Party under the Credit Documents.

20.9 Indemnification

(a) The Borrower must pay on demand the amount of all reasonable costs and expenses (including reasonable legal and other professional fees) incurred by the Agent in connection with the Facility and the preparation, negotiation, execution, syndication and administration of the Credit Documents, as well as the reasonable costs and expenses incurred by the Agent or the Lenders in connection with the enforcement of, or the preservation of any rights under, any Credit Document.

(b) If any law, regulation, administrative decision or guideline or decision of a Court (i) increases the cost of the Facility for any Lender or (ii) reduces the income receivable by any Lender from the Facility (including, without limitation, by reason

of the imposition of reserves, taxes or requirements as to the capital adequacy of such Lender but in no event by reason of taxes on the overall net income of a Lender), such Lender may send to the Borrower a statement indicating the amount of such additional cost or reduction of income; in the absence of manifest error, this statement will be conclusive evidence of the amount of such additional cost or reduction of income and the Borrower must pay forthwith said amount to such Lender.

(c) The Borrower must pay on demand the amount of any loss suffered by a Lender as a result of the conversion or repayment of a Borrowing before the maturity date of its period, irrespective of the cause of such conversion or repayment (including a repayment before maturity resulting from a demand for payment after the occurrence of an Event of Default). In the absence of manifest error, a statement prepared by the affected Lender indicating the amount of such loss and the method by which the loss was calculated will be binding and conclusive.

(d) The Borrower must indemnify the Agent, the Lenders, their Affiliates and their respective officers, directors, employees and agents (each, an "indemnitee") and hold them harmless from and against all losses, liabilities, claims, damages or expenses (including costs to defend any claim) suffered or incurred by or made against any of them in any manner whatsoever arising from or related to the Credit Documents or the transactions contemplated thereby (including as a result of any Default or non-compliance by any Credit Party with any Environmental Laws or of any claim under Environmental Laws in connection with the operations of, or any property owned or operated by, any Credit Party), except for any losses, liabilities, claims damages or expenses suffered by an indemnitee and resulting from the gross negligence or wilful misconduct of such indemnitee.

20.10 <u>Corrections of Errors</u>

The Agent is authorized to correct any typographical error or other error of an editorial nature in this Agreement and to substitute such corrected text in the counterparts of this Agreement, provided that such corrections do not modify the meaning or the interpretation of this Agreement and provided that copies of the corrected texts are remitted to each party.

20.11 <u>Communications</u>

The Agent is entitled to rely in its dealings with the Borrower upon any instruction or notice which the Agent believes in good faith to have been given by a Person authorized to give such instruction or notice or to make the applicable transaction.

20.12 <u>Counterparts</u>

Any Credit Document may be executed in any number of counterparts, all of which taken together constitute one and the same instrument. A party may execute this Agreement by signing any counterpart.

20.13 Waiver of Jury Trial

THE BORROWER, THE AGENT AND THE LENDERS IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER CREDIT DOCUMENTS.

21 - NOTICES

21.1 Sending of Notices

Unless otherwise provided, any notice to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by a reputable delivery service, by telecopier or (except for any notice pursuant to Article 16) by electronic mail, addressed to the recipient at its address specified in Schedule " H " thereof or at such other address as may be notified by such party to the others pursuant to this Article.

21.2 Receipt of Notices

Any notice given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery and, if given by telecopier or by electronic mail, on the day of transmittal if before 3:00 p.m. on a Business Day, or on the following Business Day if such transmission occurs on a day which is not a Business Day or after 3:00 p.m. on a Business Day. If the telecopy or electronic transmission system suffers any interruptions by way of a strike, slow-down, a *force majeure*, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

THE JEAN COUTU GROUP (PJC) INC.

"François J. Coutu"

Per: "André Belzile"

ROYAL BANK OF CANADA, as Agent

Per: "Ann Hurley"
Manager, Agency

Per: ______________________

(the names and signatures of the Lenders are on the next page)

Commitments	Lenders
$120,000,000	**Royal Bank of Canada,** as Lender Per : "Bruno Lévesque" Authorized Signatory Per:
$120,000,000	**National Bank of Canada,** as Lender Per : Per:
$60,000,000	**The Bank of Nova Scotia,** as Lender Per : Per:
$50,000,000	**Bank of Montreal,** as Lender Per : Per:
$50,000,000	**The Toronto-Dominion Bank,** as Lender Per : Per:

[Signature page – Credit Agreement]

$50,000,000	**Canadian Imperial Bank of Commerce,** as Lender Per :"Peter A. Mastromarini" Executive Director Per: "Tim Thomas" Managing Director
$50,000,000	**Caisse centrale Desjardins,** as Lender Per : Per:

SCHEDULES

- Schedules have been deleted for confidentiality purposes -

THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Form 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

1. Name and Address of Company

The Jean Coutu Group (PJC) Inc.
530, rue Bériault
Longueuil, Qc J4G 1S8 (hereinafter the "Company" or "The Jean Coutu Group")

2. Dates of Material Changes

June 1st, 2007 and June 4, 2007

3. Press Release

Press releases were issued in Longueuil, Quebec on June 1st and June 4, 2007 respectively and disseminated the same day via CCN MATTHEWS. A copy of said press releases is attached herewith and incorporated herein by reference.

4. Summary of Material Changes

On June 1st, 2007, The Jean Coutu Group announced that the Federal Trade Commission (FTC) has accepted the proposed consent agreement relating to Rite Aid Corporation's ("Rite Aid") acquisition of the Brooks and Eckerd drugstore chains from the Company. In addition, the Hart-Scott-Rodino Act waiting period has expired, thereby permitting the parties to close the transaction.

On June 4th, 2007, The Jean Coutu Group announced that it has closed the Brooks and Eckerd drugstore chains transaction with Rite Aid, which transaction had been previously announced on August 24, 2006.

5. Full Description of Material Changes

For a full description of the material changes, please refer to the press releases attached herewith as Exhibit A and B.

6. Confidentiality

This report is not confidential.

7. Omitted Information

None.

8. Executive Officer

To speak to an executive officer who is knowledgeable about the material changes, please contact François J. Coutu, Vice Chairman and President of Canadian Operations of The Jean Coutu Group at 450-646-9760.

9. Statement of the Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED in Longueuil, this 4th day of June 2007.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle
Kim Lachapelle
Corporate Secretary

The
Jean Coutu
Group (PJC) Inc.

Press release
For immediate release

Trades under the symbol (TSX): PJC.A

THE JEAN COUTU GROUP EXPECTS TO CLOSE THE BROOKS ECKERD TRANSACTION WITH RITE AID ON JUNE 4, 2007 FOLLOWING FEDERAL TRADE COMMISSION ACCEPTANCE OF CONSENT AGREEMENT

Longueuil, Quebec, June 1, 2007 – The Jean Coutu Group (PJC) Inc. ("The Jean Coutu Group" or the ("Company") (TSX: PJC.A) announced today that the Federal Trade Commission (FTC) has accepted the proposed consent agreement relating to Rite Aid Corporation's ("Rite Aid") (NYSE: RAD) acquisition of the Brooks and Eckerd drugstore chains from the Company. In addition, the Hart-Scott-Rodino Act waiting period has expired, thereby permitting the parties to close the transaction. The companies expect to close the transaction on June 4, 2007.

On August 24, 2006, The Jean Coutu Group announced that it had entered into a definitive agreement to sell its United States network of approximately 1,850 Brooks and Eckerd stores and six distribution centers, primarily located on the East Coast and in the Mid-Atlantic states, to Rite Aid.

The terms of the consent order require Rite Aid to divest 23 stores located in the states of Connecticut, Maryland, Maine, New Hampshire, New Jersey, New York, Pennsylvania, Vermont and Virginia within a short period following completion of the transaction. Rite Aid has entered into definitive agreements with purchasers to sell all of the stores required to be divested. Those sales have been approved by the FTC, and Rite Aid expects to complete the required divestitures within the prescribed timeframe contained in the consent order.

The consent order will be subject to a 30-day public comment period, after which the FTC may propose modifications before the consent order is made final. However, the companies are not required to delay closing of the transaction for the comment period.

Rite Aid will enter into state consent orders for the divestitures required by the FTC and for the divestiture of three additional stores in New York, Vermont and Virginia. Finalization of the state decrees is not required for closing.

With the transaction, Rite Aid will be the largest drugstore chain on the East Coast and will strengthen its position as the third largest U.S. drugstore chain. With more than 5,000 stores, Rite Aid will have the scale to compete more effectively with its major drugstore rivals. The Jean Coutu Group will hold an approximate 32% common equity interest and approximately 30% of the voting power in the expanded Rite Aid.

Forward-Looking Statements
Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company's actual results. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

About The Jean Coutu Group
The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,182 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people.

The Jean Coutu Group's United States operations employ 46,000 people and comprise 1,856 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group's Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 326 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Website: www.jeancoutu.com

-30-

Source: **The Jean Coutu Group (PJC) Inc**

Information:

Michael Murray
Director, Investor Relations
(450) 646-9611, ext. 1068

Hélène Bisson
Director, Public Relations
(450) 646-9611, ext. 1165

The
Jean Coutu
Group (PJC) Inc.

Press release
For immediate release

Trades under the symbol (TSX): PJC.A

THE JEAN COUTU GROUP COMPLETES THE BROOKS ECKERD TRANSACTION

Longueuil, Quebec, June 4, 2007 – The Jean Coutu Group (PJC) Inc. ("The Jean Coutu Group" or the "Company") (TSX: PJC.A) announced that it has closed the Brooks and Eckerd drugstore chains transaction with Rite Aid Corporation ("Rite Aid") (NYSE: RAD) effective today.

On August 24, 2006, The Jean Coutu Group announced that it had entered into a definitive agreement to sell its United States network of approximately 1,854 Brooks and Eckerd stores and six distribution centers, primarily located on the East Coast and in the Mid-Atlantic region, to Rite Aid.

On June 1, 2007, the companies announced that the Federal Trade Commission ("FTC") had accepted the proposed consent agreement requiring Rite Aid to divest 23 stores in nine states and that the Hart-Scott-Rodino Act waiting period had expired, permitting the parties to close on the transaction. Rite Aid will also enter into state consent orders for the divestitures required by the FTC and for the divestiture of three additional stores.

The Jean Coutu Group received $2.36 billion in cash, subject to a working capital adjustment, and 250 million shares of Rite Aid common stock in the transaction, giving it an approximate 32% common equity interest and approximately 30% of the voting power in the expanded Rite Aid.

"The completion of this transaction is a transformational event for the shareholders of The Jean Coutu Group. The Company has seized a unique strategic opportunity to optimize its U.S. presence by taking its investment in a regional drugstore chain and changing it into the leading ownership position in a national chain. In doing so, we now have the scale to better compete in the growing U.S. drugstore industry and have a virtually debt-free balance sheet. Going forward, we will also continue to build on our position as one of the leaders in the Canadian drugstore market," said Jean Coutu, Chairman, President and CEO of The Jean Coutu Group.

Following the Brooks Eckerd transaction, the Company has repaid substantially all of its long-term debt comprised of its term loan facilities maturing on July 30, 2009 and 2011, as well as substantially all of its $350.0 million of unsecured senior notes and its $850.0 million of unsecured senior subordinated notes.

Forward-Looking Statements
Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company's actual results. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. operates a network of 326 franchised drugstores in Canada located in the provinces of Quebec, New Brunswick and Ontario (under the banners of PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) and employs more than 15,000 people. The Jean Coutu Group is one of the most trusted names in Canadian pharmacy retailing. The Company holds a significant interest in Rite Aid Corporation, one of the United States' leading drugstore chains, with annual revenues of more than $27 billion and more than 5,000 drugstores in 31 states and the District of Columbia.

Website: www.jeancoutu.com

-30-

Source: **The Jean Coutu Group (PJC) Inc**

Information:

Michael Murray
Director, Investor Relations
(450) 646-9611, ext. 1068

Hélène Bisson
Director, Public Relations
(450) 646-9611, ext. 1165

The
Jean Coutu
Group (PJC) Inc.

Press release
For immediate release

Trades under the symbol (TSX): PJC.A

THE JEAN COUTU GROUP EXPECTS TO CLOSE THE BROOKS ECKERD TRANSACTION WITH RITE AID ON JUNE 4, 2007 FOLLOWING FEDERAL TRADE COMMISSION ACCEPTANCE OF CONSENT AGREEMENT

Longueuil, Quebec, June 1, 2007 – The Jean Coutu Group (PJC) Inc. ("The Jean Coutu Group" or the ("Company") (TSX: PJC.A) announced today that the Federal Trade Commission (FTC) has accepted the proposed consent agreement relating to Rite Aid Corporation's ("Rite Aid") (NYSE: RAD) acquisition of the Brooks and Eckerd drugstore chains from the Company. In addition, the Hart-Scott-Rodino Act waiting period has expired, thereby permitting the parties to close the transaction. The companies expect to close the transaction on June 4, 2007.

On August 24, 2006, The Jean Coutu Group announced that it had entered into a definitive agreement to sell its United States network of approximately 1,850 Brooks and Eckerd stores and six distribution centers, primarily located on the East Coast and in the Mid-Atlantic states, to Rite Aid.

The terms of the consent order require Rite Aid to divest 23 stores located in the states of Connecticut, Maryland, Maine, New Hampshire, New Jersey, New York, Pennsylvania, Vermont and Virginia within a short period following completion of the transaction. Rite Aid has entered into definitive agreements with purchasers to sell all of the stores required to be divested. Those sales have been approved by the FTC, and Rite Aid expects to complete the required divestitures within the prescribed timeframe contained in the consent order.

The consent order will be subject to a 30-day public comment period, after which the FTC may propose modifications before the consent order is made final. However, the companies are not required to delay closing of the transaction for the comment period.

Rite Aid will enter into state consent orders for the divestitures required by the FTC and for the divestiture of three additional stores in New York, Vermont and Virginia. Finalization of the state decrees is not required for closing.

With the transaction, Rite Aid will be the largest drugstore chain on the East Coast and will strengthen its position as the third largest U.S. drugstore chain. With more than 5,000 stores, Rite Aid will have the scale to compete more effectively with its major drugstore rivals. The Jean Coutu Group will hold an approximate 32% common equity interest and approximately 30% of the voting power in the expanded Rite Aid.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company's actual results. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,182 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people.

The Jean Coutu Group's United States operations employ 46,000 people and comprise 1,856 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group's Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 326 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Website: www.jeancoutu.com

-30-

Source: **The Jean Coutu Group (PJC) Inc**

Information:

Michael Murray
Director, Investor Relations
(450) 646-9611, ext. 1068

Hélène Bisson
Director, Public Relations
(450) 646-9611, ext. 1165

The Jean Coutu Group (PJC) Inc.

Press release
For immediate release

Trades under the symbol (TSX): PJC.A

THE JEAN COUTU GROUP EXPECTS TO CLOSE THE BROOKS ECKERD TRANSACTION WITH RITE AID AS EARLY AS JUNE 4, 2007

Longueuil, Quebec, May 31, 2007 – The Jean Coutu Group (PJC) Inc. ("The Jean Coutu Group" or the "Company") (TSX: PJC.A) announced today that it expects to close the Brooks and Eckerd drugstore chains transaction with Rite Aid Corporation ("Rite Aid") (NYSE: RAD) as early as June 4, 2007, pending final regulatory approval by the Federal Trade Commission (FTC) and satisfaction of customary closing conditions.

On August 24, 2006, The Jean Coutu Group announced that it had entered into a definitive agreement to sell its United States network of approximately 1,850 Brooks and Eckerd stores and six distribution centers, primarily located on the East Coast and in the Mid-Atlantic states, to Rite Aid.

As previously announced, Rite Aid has reached agreement with the FTC staff to divest 24 stores. The agreement with the staff is subject to approval by the FTC Commissioners, which Rite Aid expects to obtain. While the companies previously announced they expected to close the transaction by June 1, completing the process is taking longer than anticipated.

Forward-Looking Statements
Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "projects" or "anticipates" or similar expressions that concern our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company's actual results. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

About The Jean Coutu Group
The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,182 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people.

The Jean Coutu Group's United States operations employ 46,000 people and comprise 1,856 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group's Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 326 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Website:	www.jeancoutu.com	

-30-

Source:	**The Jean Coutu Group (PJC) Inc**	
Information:	Michael Murray Director, Investor Relations (450) 646-9611, ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, ext. 1165

CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL

THE JEAN COUTU GROUP (PJC) INC

CERTIFICATE OF MAILING

I the undersigned, Claire Girard, by the present certify that :

1. I am an authorized officer of Computershare Trust Company of Canada, a trust company duly incorporated, having its head office at 1500 University, Montreal.

2. The Computershare Trust Company of Canada is the Transfer Agent and Registrar for the Class A Subordinate voting shares of the Capital Stock of **THE JEAN COUTU GROUP (PJC) INC.**

3. On August 10 and 11, 2006, the following document was mailed to the address of the shareholders who have requested to be added on the company mailing list as at August 1st, 2006.

- Fourth Quarter and Annual Report to Shareholders for the 13-and 52-weeks ended May 27, 2006.

Montreal, this twenty-fourth (24th) day of the month of August, two thousand six (2006).

COMPUTERSHARE TRUST COMPANY OF CANADA
Tel.: 1 (800) 341-1419

By :(signed) Claire Girard
Authorized Officer

Officer's Certificate

Pursuant to Section 2.20 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the « Instrument »)

I, Kim Lachapelle, Corporate Secretary of The Jean Coutu Group (PJC) Inc. (the « Company »), do hereby certify that:

1. Pursuant to Section 2.20 of the Instrument, the Company has abridged the time prescribed in Section 2.2(1) pertaining to the Notification of Meeting of Record Date.

2. The Company has arranged to have proxy-related materials for the Annual and Special Meeting of the Company's Shareholders to be held September 19, 2006, sent, in compliance with the Instrument, to all beneficial owners, at least 21 days before the date fixed for the meeting.

3. The Company has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 2 above.

Dated August 24, 2006.

The Jean Coutu Group (PJC) Inc.

/s/ Kim Lachapelle
Kim Lachapelle, Corporate Secretary

FEE RULE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	**Le Groupe Jean Coutu (PJC) inc.**
Financial Year Ending, used in calculating the participation fee:	**May 27, 2006**

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding at the end of the issuer's most recent financial year		142 294 060
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	**X**	$15,239
Market value of class or series	=	$2,168,442,896
Market value of other securities: (See paragraph 2.11 (b) of the Rule)		**0**
Total Capitalization (Add market value of all classes and series of securities)		**$2,168,442,896**
Partification Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		**$29,700**

The
Jean Coutu
Group (PJC) Inc.

RECEIVED

2007 JUL 31 A 11: 12

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Le 3 août 2006

Autorité des marchés financiers
C.P. 246, Tour de la Bourse
800, Square Victoria, 22ème étage
Montréal (Québec)
H4Z 1G3

OBJET : Rapport sur le nombre et la valeur des titres placés au Québec Le Groupe Jean Coutu (PJC) inc.

Madame, Monsieur,

Conformément à l'article 114 du Règlement sur les valeurs mobilières, la présente constitue le rapport sur le nombre et la valeur des titres placés au Québec pour l'exercice financier terminé le 27 mai 2006.

Par ailleurs, le nombre total d'options octroyées à des résidents du Québec au cours du dernier exercice financier a été de 234 754 options.

Veuillez agréer, madame, monsieur, nos salutations les meilleures.

LE GROUPE JEAN COUTU (PJC) INC.

(s) Kim Lachapelle
Kim Lachapelle, LL.B. MBA
Secrétaire corporatif

The Jean Coutu Group (PJC) Inc.

FOURTH QUARTER AND ANNUAL REPORT TO SHAREHOLDERS
For the 13-and 52-weeks ended May 27, 2006

To our shareholders:

The Jean Coutu Group is pleased to report its financial results for the fourth quarter and fiscal year 2006, representing the 13 and 52 weeks ended May 27, 2006.

For the fourth quarter, net earnings were $30.3 million ($0.12 per share) compared with $46.2 million ($0.18 per share) for the fourth quarter of the previous fiscal year and $31.6 million ($0.12 per share) for the third quarter of the current year. Earnings before unrealized losses on financing activities were $41.5 million ($0.16 per share) compared to $45.8 million ($0.18 per share) for the fourth quarter of the previous fiscal year and $31.9 million ($0.12 per share) for the third quarter of the current year.

Canadian network performance continues to improve while US network same-store sales growth has improved due to improving pharmacy sales trends. US network front-end sales show improvement in categories such as consumables, health and beauty products, but continue to be impacted by the significant decline in the photo category.

Fiscal 2006 net earnings were $103.8 million ($0.40 per share) compared with $104.4 million ($0.41 per share) in fiscal 2005. Earnings before unrealized losses on financing activities were $114.7 million ($0.44 per share) compared to $112.2 million ($0.44 per share) for the previous fiscal year. There was an unrealized foreign exchange loss recorded during fiscal 2006 on monetary items of $10.9 million included in financing expenses; this loss was largely offset by a $9.7 million realized foreign exchange gain on monetary items.

Total revenues increased to $2.875 billion for the 13-week period ended May 27, 2006 compared with $2.768 billion for the corresponding period last year. On a same store basis, when compared with last year, sales advanced by 5.5% in Canada and 2.7% in the United States. The impact of generic drugs replacing brand drugs on US pharmacy sales growth was 245 basis points for the fourth quarter. For fiscal 2006, the same store sales growth figures were 4.3% in Canada and 1.2% in the United States. Total revenues for fiscal 2006 increased by $1.526 billion or 15.9% to $11.143 billion from $9.617 billion in fiscal 2005. The increase is principally due to additional revenues from the acquired Eckerd drugstores for the full 52 weeks of fiscal 2006 compared with 43 weeks in fiscal 2005.

Operating income before amortization (OIBA) decreased for the fourth quarter of fiscal 2006 to $129.9 million from $148.4 million for the corresponding period of fiscal 2005. For the fourth quarter of fiscal 2005, OIBA was positively impacted by $21 million of favorable changes in estimates for some operating expenses and revenues on the basis of new information obtained during that quarter. Of these favorable changes in estimates, approximately $12 million impacted the cost of goods sold and $9 million the general and operating expenses. Excluding these changes of estimates accounted for prospectively for fiscal 2005, OIBA increased by $2.5 million compared to the corresponding period of fiscal 2005 and, as a percentage of revenues, ended the quarter at 4.5% compared with 4.6% for the same period of 2005. OIBA for the 52 weeks ended May 27, 2006 improved to $496.6 million compared with $452.7 million for fiscal 2005. OIBA as a percentage of revenues decreased to 4.5% for fiscal 2006 compared with 4.7% for the previous fiscal year.

As at May 27, 2006, The Jean Coutu Group operated 327 franchised drugstores in Canada and 1,858 corporate Brooks and Eckerd drugstores in the United States.

The Board of Directors of the Company declared a quarterly dividend of $C 0.03 per share. This dividend is payable on August 31, 2006 to all holders of Class A Subordinate Voting shares and holders of Class B shares listed in the Company's shareholder ledger as of August 17, 2006.

Over the coming fiscal year, we will strive to improve network performance and financial results to create value for our shareholders. The execution of strategic initiatives will ensure continued development of our Canadian and United States networks to grow our customer base, enhance customer loyalty, and improve store traffic. The quality of our service and staff and the originality of our customer offer will set us apart.

We would like to thank all of our employees for their perseverance and efforts over the past year. We would also like to thank our franchisees, shareholders, and customers for their unwavering support and trust. They are a lasting source of motivation for us in the pursuit of our growth, profitability, and value creation goals.

Yours truly,

Jean Coutu
Chairman of the Board,
President and Chief Executive Officer

Computershare

July 19, 2006

SUBJECT : THE JEAN COUTU GROUP (PJC) INC.
ISIN CA47215Q1046

To Whom it may concern,

In accordance with The National Instrument 54-101, we hereby advise you that the Annual General and Extraordinary Meeting date for the above-mentioned company is **September 19, 2006.**

The record date, for the determination of the shareholders entitled to receive notice of said Meeting, is fixed on **July 31, 2006.**

Share Ownership Management
Computershare Trust Company of Canada
c/o National Bank Trust

Per : (signed) Claire Girard
Authorized Officer

1100 rue University
12th Floor
Montréal (Québec)
H3B 2G7

END